Exhibit 99.2

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

This management’s discussion and analysis ("MD&A"), prepared as of February 16, 2022, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at December 31, 2021 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation’s audited annual consolidated financial statements for the year ended December 31, 2021 and the notes thereto (the “financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation’s financial statements for 2021 and corresponding notes to the financial statements which are available on the Company’s web site at www.kinross.com and on www.sedar.com. The financial statements and MD&A are presented in U.S. dollars. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2021, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the “Cautionary Statement on Forward-Looking Information” on pages 57 – 58 of this MD&A. For additional discussion of risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2020, which is available on the Company’s website www.kinross.com and on www.sedar.com. In certain instances, references are made to relevant notes in the financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Many of these factors have been or may be influenced by the continued economic and business uncertainties caused by the COVID-19 pandemic. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties, including as a result of the impacts of the COVID-19 pandemic. Volatility in the price of gold and silver impacts the Company’s revenue, while volatility in the price of input costs, such as oil and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company’s operating costs and capital expenditures.

Segment Profile

Each of the Company’s significant operating mines is generally considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

			Ownership percentage at December 31,
Operating Segments	Operator	Location	2021	2020
Fort Knox	Kinross	USA	100%	100%
Round Mountain	Kinross	USA	100%	100%
Bald Mountain	Kinross	USA	100%	100%
Paracatu	Kinross	Brazil	100%	100%
Kupol(a)	Kinross	Russian Federation	100%	100%
Tasiast	Kinross	Mauritania	100%	100%
Chirano	Kinross	Ghana	90%	90%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Consolidated Financial and Operating Highlights

	Years ended December 31,			2021 vs. 2020		2020 vs. 2019
(in millions, except ounces, per share amounts and per ounce amounts)	2021	2020	2019	Change	% Change	Change	% Change (g)
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	2,083,016	2,383,307	2,527,788	(300,291)	(13%)	(144,481)	(6%)
Sold(c)	2,075,738	2,375,548	2,512,758	(299,810)	(13%)	(137,210)	(5%)

Attributable gold equivalent ounces (a)
Produced(c)	2,067,549	2,366,648	2,507,659	(299,099)	(13%)	(141,011)	(6%)
Sold(c)	2,060,909	2,358,927	2,492,572	(298,018)	(13%)	(133,645)	(5%)

Financial Highlights
Metal sales	$3,729.4	$4,213.4	$3,497.3	$(484.0)	(11%)	$716.1	20%
Production cost of sales	$1,726.1	$1,725.7	$1,778.9	$0.4	0%	$(53.2)	(3%)
Depreciation, depletion and amortization	$840.9	$842.3	$731.3	$(1.4)	(0%)	$111.0	15%
Impairment charges (reversals) and asset derecognition - net	$144.5	$(650.9)	$(361.8)	$795.4	122%	$(289.1)	(80%)
Operating earnings	$463.6	$1,899.4	$991.1	$(1,435.8)	(76%)	$908.3	92%
Net earnings attributable to common shareholders	$221.2	$1,342.4	$718.6	$(1,121.2)	(84%)	$623.8	87%
Basic earnings per share attributable to common shareholders	$0.18	$1.07	$0.57	$(0.89)	(83%)	$0.50	88%
Diluted earnings per share attributable to common shareholders	$0.17	$1.06	$0.57	$(0.89)	(84%)	$0.49	86%
Adjusted net earnings attributable to common shareholders (b)	$541.3	$966.8	$422.9	$(425.5)	(44%)	$543.9	129%
Adjusted net earnings per share(b)	$0.43	$0.77	$0.34	$(0.34)	(44%)	$0.43	126%
Net cash flow provided from operating activities	$1,135.2	$1,957.6	$1,224.9	$(822.4)	(42%)	$732.7	60%
Adjusted operating cash flow(b)	$1,309.9	$1,912.7	$1,201.5	$(602.8)	(32%)	$711.2	59%
Capital expenditures(d)	$938.6	$916.1	$1,060.2	$22.5	2%	$(144.1)	(14%)
Free cash flow(b)	$196.6	$1,041.5	$164.7	$(844.9)	(81%)	$876.8	nm
Average realized gold price per ounce(e)	$1,797	$1,774	$1,392	$23	1%	$382	27%
Consolidated production cost of sales per equivalent ounce (c) sold(f)	$832	$726	$708	$106	15%	$18	3%
Attributable(a) production cost of sales per equivalent ounce (c) sold(b)	$828	$723	$706	$105	15%	$17	2%
Attributable(a) production cost of sales per ounce sold on a by-product basis (b)	$799	$700	$691	$99	14%	$9	1%
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis (b)	$1,118	$970	$974	$148	15%	$(4)	(0%)
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$1,138	$987	$983	$151	15%	$4	0%
Attributable(a) all-in cost per ounce sold on a by-product basis (b)	$1,458	$1,248	$1,282	$210	17%	$(34)	(3%)
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,467	$1,260	$1,284	$207	16%	$(24)	(2%)

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross’ share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(b)	The definition and reconciliation of these non-GAAP financial measures and ratios is included in Section 11. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
(c)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2021 was 71.51:1 (2020 - 86.32:1 and 2019 - 85.99:1).
(d)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the consolidated statements of cash flows.
(e)	“Average realized gold price per ounce” is defined as gold metal sales divided by the total number of gold ounces sold.
(f)	“Consolidated production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(g)	"nm" means not meaningful.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Consolidated Financial Performance

This Consolidated Financial Performance section references attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis, adjusted net earnings attributable to common shareholders and adjusted net earnings per share; adjusted operating cash flow, free cash flow, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis, and attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis, all of which are non-GAAP financial measures or ratios. The definitions and reconciliations of these non-GAAP financial measures and ratios are included in Section 11 of this MD&A.

2021 vs. 2020

Kinross’ attributable production in 2021 decreased by 13% compared to 2020, and was in line with expectations after taking into account the Tasiast mill fire. Lower production levels were seen at Tasiast due to the temporary suspension of milling operations as a result of the mill fire in June 2021, with lower mill grades prior to the incident also contributing to the reduction, at Round Mountain due to the change in mine plan as a result of the instability in the north wall of the pit detected in the first quarter of 2021, and at Kupol due to lower grades. These reductions were partially offset by an increase in ounces recovered from the heap leach pads at Fort Knox and at Bald Mountain.

Metal sales decreased by 11% in 2021, compared to 2020, due to a decrease in gold equivalent ounces sold, partially offset by an increase in the average metal prices realized. Total gold equivalent ounces sold in 2021 decreased to 2,075,738 ounces from 2,375,548 ounces in 2020, primarily due to the decrease in production as described above. The average realized gold price increased to $1,797 per ounce in 2021 from $1,774 per ounce in 2020.

Production cost of sales in 2021 was comparable to 2020. Production cost of sales increased at Paracatu and Bald Mountain due to increases in gold equivalent ounces sold and higher operating waste mined, at Round Mountain due to higher operating waste mined, and at Fort Knox due to an increase in gold equivalent ounces sold. These increases were offset by a decrease in production cost of sales at Tasiast due to a decrease in gold equivalent ounces sold as a result of the temporary suspension of milling operations.

In 2021, attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis increased by 15% and 14%, respectively, compared to 2020, due to the decrease in ounces sold, as described above, as well as inflationary pressures on consumables. Consolidated production cost of sales per equivalent ounce sold was comparable to both attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis.

Depreciation, depletion and amortization in 2021 was comparable to 2020, mainly due to increases in the depreciable asset bases at Bald Mountain, Round Mountain, and Chirano, with the increase at Chirano largely related to the reversal of property, plant and equipment impairment at the end of 2020. These increases were largely offset by decreases at Kupol due to a decrease in the depreciable asset base related to the completion of mining activities at Dvoinoye and at Tasiast due to the decrease in gold equivalent ounces sold.

During the year ended December 31, 2021, the Company recorded after-tax impairment and asset derecognition charges of $106.1 million (pre-tax $144.5 million) related to metal inventory and property, plant and equipment at Bald Mountain. The inventory impairment charge of $69.9 million (pre-tax $95.2 million) resulted from a reduction in the estimate of recoverable ounces on the Vantage heap leach pad at December 31, 2021 due to the presence of carbonaceous ore. Property, plant and equipment related to the Vantage heap leach pad was also derecognized, resulting in an after-tax charge of $36.2 million (pre-tax $49.3 million). During the year ended December 31, 2020, the Company recorded after‐tax impairment reversals of $612.8 million (pre-tax $650.9 million), related entirely to property, plant and equipment at Tasiast ($299.5 million), Chirano ($132.9 million, pre-tax $204.5 million) and Lobo-Marte ($180.4 million, pre-tax $185.0 million, which included $48.3 million for the impairment reversal recorded at June 30, 2020). These impairment reversals were mainly due to increases in the Company’s long‐term gold price estimate, the mine life extension at Chirano and the increase in mineral reserves at Lobo-Marte.

Operating earnings were $463.6 million in 2021 compared to $1,899.4 million in 2020. The decrease was largely related to the temporary suspension of milling operations at Tasiast and the deferred mining activity at Round Mountain due to instability in the north wall of the pit. Additionally, inventory impairment and asset derecognition charges at Bald Mountain were recorded as compared to the impairment reversals recorded in 2020.

In 2021, the Company recorded income tax expense of $250.7 million, compared to $439.8 million in 2020. The $250.7 million of income tax expense in 2021 included $24.1 million of deferred tax expense resulting from the net foreign currency translation of the tax deductions related to the Company’s operations in Brazil and the Russian Federation, and additional tax expenses of $49.9 million

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

in respect of the settlement of tax amounts relating to prior years. Income tax expense decreased in 2021 compared to 2020 largely due to lower operating mine profitability compared to 2020. In 2020, the $439.8 million income tax expense included $101.2 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and the Russian Federation, an additional deferred tax expense of $76.2 million related to the reversal of impairment charges at Chirano and Lobo-Marte, as well as $25.4 million net tax benefit from U.S. tax law changes legislated through the U.S. Cares Act. Kinross’ combined federal and provincial statutory tax rate for both 2021 and 2020 was 26.5%.

Net earnings attributable to common shareholders in 2021 were $221.2 million, or $0.18 per share, compared to $1,342.4 million, or $1.07 per share, in 2020. The decrease is a result of the decrease in operating earnings as described above, partially offset by the decrease in income tax expense.

Adjusted net earnings attributable to common shareholders in 2021 were $541.3 million, or $0.43 per share, compared to $966.8 million, or $0.77 per share, in 2020. The decrease in adjusted net earnings was primarily due to the decrease in metal sales, as described above, and an increase in exploration expenses.

In 2021, net cash flow provided from operating activities decreased to $1,135.2 million, from $1,957.6 million in 2020, mainly due to the decrease in operating earnings as described above, higher net taxes paid and unfavourable working capital movements.

Adjusted operating cash flow in 2021 decreased to $1,309.9 million, from $1,912.7 million in 2020, primarily due to the decrease in net cash flow provided from operating activities as described above.

Capital expenditures increased to $938.6 million in 2021, compared with $916.1 million in 2020, primarily due to increased expenditures for development activities at La Coipa, the feasibility study at Lobo-Marte and the pre-feasibility and feasibility studies at Udinsk, and an increase in capital stripping at Tasiast. These increases were partially offset by reduced capital stripping at Bald Mountain, Round Mountain and Fort Knox.

Free cash flow decreased to $196.6 million in 2021, compared with $1,041.5 million in 2020, largely due to the decrease in net cash flow provided from operating activities, as described above.

Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis in 2021 both increased by 15%, compared to 2020, primarily due to the decrease in gold ounces sold. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 16% and 17%, respectively, compared to 2020, due to the decrease in ounces sold and increases in capital expenditures and non-sustaining exploration expenses.

2020 vs. 2019

Although the Company was impacted by the COVID-19 pandemic, in particular at Tasiast where the mining rate was impacted, production remained consistent with plan, with a 6% decrease compared to 2019. The reduction compared to 2019 was as a result of lower production at Paracatu and Chirano due to decreases in mill recoveries and throughput, Round Mountain primarily due to lower mill grade and at Maricunga as production activities transitioned to care and maintenance in the fourth quarter of 2019. These decreases were partially offset by higher production at Fort Knox and Tasiast due to increases in mill grades and throughput.

Metal sales increased by 20% in 2020 compared to 2019, due to an increase in average realized gold price per ounce, partially offset by a decrease in gold equivalent ounces sold. The average realized gold price per ounce increased to $1,774 per ounce in 2020 from $1,392 per ounce in 2019. Total gold equivalent ounces sold in 2020 decreased to 2,375,548 ounces from 2,512,758 ounces in 2019, primarily due to the planned decrease in production as described above.

Production cost of sales decreased by 3% in 2020 compared to 2019, primarily due to decreases at Paracatu, Round Mountain, and Maricunga due to lower gold equivalent ounces sold. These decreases were partially offset by increases in production cost of sales at Fort Knox and Bald Mountain as a result of increased gold equivalent ounces sold.

In 2020, compared to 2019, consolidated production cost of sales per equivalent ounce sold increased by 3%, and attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis both increased slightly. The increases were mainly due to increases in costs per ounce at Chirano and Bald Mountain.

Depreciation, depletion and amortization increased by 15% in 2020 compared to 2019, primarily due to increases in depreciable asset bases and higher gold equivalent ounces sold at Bald Mountain and Tasiast. These increases were partially offset by a decrease at Chirano due to an increase in mineral reserves at the end of 2019 and a decrease in gold equivalent ounces sold.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

During the year ended December 31, 2020 the Company recorded after‐tax impairment reversals of $612.8 million (pre-tax $650.9 million), related entirely to property, plant and equipment at Tasiast ($299.5 million), Chirano ($132.9 million, pre-tax $204.5 million) and Lobo-Marte ($180.4 million, pre-tax $185.0 million, which included $48.3 million for the impairment reversal recorded at June 30, 2020). These impairment reversals were mainly due to increases in the Company’s long‐term gold price estimate, the mine life extension at Chirano and the increase in mineral reserves at Lobo-Marte. At December 31, 2019, the Company recorded after‐tax impairment reversals of $293.6 million (pre-tax $361.8 million), related entirely to property, plant and equipment at Tasiast ($161.1 million) and Paracatu ($132.5 million, pre-tax $200.7 million), and were mainly due to an increase in the Company’s long‐term gold price estimate.

Operating earnings were $1,899.4 million in 2020 compared to $991.1 million in 2019. The increase was primarily due to the increase in margins (metal sales less production cost of sales) and higher impairment reversals, partially offset by the increase in depreciation, depletion and amortization as described above.

In 2020, the Company recorded income tax expense of $439.8 million, compared to income tax expense of $246.7 million in 2019. The $439.8 million of income tax expense in 2020 was the result of higher operating mine profitability compared to 2019, an additional deferred tax expense of $76.2 million related to the reversal of impairment charges at Chirano and Lobo-Marte, as well as $101.2 million of deferred tax expense resulting from the net foreign currency translation of the tax deductions related to the Company’s operations in Brazil and the Russian Federation. In 2020, the Company also recorded a $25.4 million net tax benefit from U.S. tax law changes legislated through the U.S. Cares Act, partially offsetting these increases. The $246.7 million income tax expense recognized in 2019 included an additional deferred tax expense of $68.2 million related to the reversal of impairment charges at Paracatu, as well as $1.6 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and the Russian Federation. Kinross’ combined federal and provincial statutory tax rate for both 2020 and 2019 was 26.5%.

Net earnings attributable to common shareholders in 2020 were $1,342.4 million, or $1.07 per share, compared to $718.6 million, or $0.57 per share, in 2019. The increase is primarily as a result of the increase in operating earnings, including the increase in net impairment reversals, partially offset by the increase in income tax expense, as described above.

Adjusted net earnings attributable to common shareholders in 2020 were $966.8 million, or $0.77 per share, compared to $422.9 million, or $0.34 per share, in 2019. The increase is primarily as a result of the increase in margins, partially offset by the increase in depreciation, depletion and amortization and income tax expense, as described above.

In 2020, net cash flow provided from operating activities increased to $1,957.6 million, from $1,224.9 million in 2019, mainly due to the increase in margins as described above and favourable working capital changes. Adjusted operating cash flow in 2020 increased to $1,912.7 million, from $1,201.5 million in 2019, primarily due to the increase in margins as described above.

Capital expenditures decreased to $916.1 million in 2020, compared with $1,060.2 million in 2019, primarily due to the completion of projects at Bald Mountain and Round Mountain and less capital stripping at Tasiast in 2020, which was lower than planned as a result of the impacts of COVID-19 and the strike in the second quarter of 2020.

Free cash flow increased to $1,041.5 million in 2020, compared with $164.7 million in 2019, due to the increase in net cash flow provided from operating activities and the decrease in capital expenditures, as described above.

Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis in 2020 were both comparable to 2019. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis in 2020 decreased by 2% and 3%, respectively, compared to 2019, primarily due to decreases in non-sustaining capital expenditures.

Mineral Reserves1

Kinross’ total estimated proven and probable gold reserves at December 31, 2021 were approximately 32.6 million ounces. The increase of 2.7 million ounces in estimated gold reserves compared to December 31, 2020 was mainly a result of the conversion of 3.0 million ounces of resources to probable reserves at Chulbatkan. Amongst the operating sites, 1.7 million ounces were also added to proven and probable reserves to partially offset production depletion.

Proven and probable silver reserves at year-end 2021 were estimated at approximately 57.8 million ounces, a decrease of 1.4 million ounces compared with year-end 2020, primarily due to production depletion at Kupol, Dvoinoye and Round Mountain.

1 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's news release filed with Canadian and U.S. regulators on February 16, 2022.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

2.IMPACT OF KEY ECONOMIC TRENDS AND THE COVID-19 PANDEMIC

COVID-19 Pandemic

Kinross’ protocols and contingency plans in response to the Global COVID-19 pandemic have mitigated impacts of the pandemic to its global portfolio. The Company’s ongoing response to the COVID-19 pandemic continued to maintain the safety of its global workforce and host communities while mitigating operational impacts. However, COVID-19 did partially affect overall performance, productivity rates and costs.

Price of Gold

Gold Price History
USD per Ounce
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21
Jul-21
Jan-22

Source: Bloomberg – based on daily closing prices

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2021, the price of gold fluctuated between a low of $1,684 per ounce in March to a high of $1,950 per ounce in January, based on daily closing prices. The average price for the year based on the London Bullion Market Association PM Fix was $1,799 per ounce, a $29 per ounce increase over the 2020 average price of $1,770 per ounce. Major influences on the gold price during 2021 included rising U.S. yields, a stronger U.S. dollar and reduced safe haven demand.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Kinross' Realized Gold Price Per Ounce[1] VS Average PM Fix
USD per Ounce
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
2017
2018
2019
2020
2021
Average
Realized

Source: London Bullion Marketing Association London PM Fix

1 “Average realized gold price per ounce” is defined as gold metal sales divided by the total number of gold ounces sold.

In 2021, the Company realized an average gold price of $1,797 per ounce compared to the average PM Fix of $1,799 per ounce.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Gold Supply and Demand Fundamentals

Gold Supply
6,000
5,000
4,000
3,000
2,000
1,000
0
Tonnes
2017
2018
2019
2020
2021
Mine production
Recycled gold
Net producer hedging

Source: World Gold Council 2021 Gold Demand Trends report

According to the World Gold Council, total gold supply in 2021 decreased marginally, by approximately 1%, compared to 2020. Mine production recovered 2% in 2021 but growth was counteracted by a 11% drop in recycling. Mine production and recycled gold remain the dominant sources of gold supply, and in 2021 they represented approximately 75% and 25% of total supply, respectively.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Gold Demand
Tonnes
5,500
4,500
3,500
2,500
1,500
500
-500
2017
2018
2019
2020
2021
Jewelry
Central banks and other institutions
Bar and coin
Technology
ETFs and similar products

Source: World Gold Council 2021 Gold Demand Trends report

According to the World Gold Council, total demand for gold in 2021 increased by approximately 10% compared to 2020. Annual demand recovered across most sectors except ETF and similar products which saw net annual outflows. Central bank buying outpaced that of 2020 and increased approximately 82% compared to 2020. Demand for gold in the consumer-driven jewelry sector recovered throughout the year in line with economic growth and sentiment, and increased approximately 67% compared to 2020.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Cost Sensitivity

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations experienced fuel price increases in 2021, primarily due to the strengthening fuel demand and global energy supply concerns. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 - Liquidity and Capital Resources for details.

West Texas Intermediate Crude Oil Price History
USD per Barrel
$100
$80
$60
$40
$20
$0
-$20
-$40
-$60
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21
Jul-21
Jan-22

Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Currency Fluctuations

Source: Bloomberg

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, the Russian Federation, Ghana, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to high market volatility over the course of the year. Approximately 71% of the Company’s expected attributable production in 2022 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 - Liquidity and Capital Resources for details.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

3.OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and the risk factors set out in Section 10 - Risk Analysis.

This Outlook section references attributable production cost of sales per equivalent ounce sold and attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis, all of which are non-GAAP financial ratios. The definitions of these non-GAAP financial ratios and comparable reconciliations are included in Section 11 of this MD&A.

Attributable Production Guidance

In 2022, the Company expects to produce 2.65 million attributable gold equivalent ounces (+/- 5%) from its operations, which is a 28% increase from the Company’s 2021 production. Annual production is expected to further increase to 2.8 million attributable gold equivalent ounces (+/- 5%) in 2023. The Company expects to produce 2.6 million attributable gold equivalent ounces in 2024 and has maintained its strong production profile of estimated average production of at least 2.5 million attributable gold equivalent ounces per year over the remainder of the decade.

In 2022, attributable production is expected to be higher in the second half of the year, which is largely driven by production from La Coipa, as it is scheduled to reach full operating capacity at mid-year, as well as higher production expected at Paracatu and Tasiast.

Kinross made modest adjustments to its 2022 and 2023 production mid-point guidance estimates, with 2022 expected to be impacted by the COVID-19 Omicron variant’s effect on productivity and supply chain logistics at Tasiast, and fewer ounces expected from the Vantage heap leach pad at Bald Mountain. In 2023, the Company’s production outlook is expected to be impacted by the deferral of some production at several sites, including La Coipa, Bald Mountain, Kupol and Chirano. These deferrals are expected to extend mine life and increase total life of mine production. The Phase W deferral at Round Mountain also impacted the Company’s 2023 production outlook, while the 2024 production outlook excludes the Manh Choh project.

The expected attributable production growth in 2022 and 2023, and Kinross’ strong long-term production profile, represents additional ounces enabled by planned life of mine extensions and projects resulting from the Company’s previous capital investments, continuous improvement programs, and an exploration strategy focused on promising prospects around existing operations.

Inflation Impact

The ongoing global impacts of the COVID-19 pandemic and inflation have been factored into the Company’s 2022 attributable cost of sales and capital expenditures guidance. Potential additional inflationary impacts have been excluded from the Company’s directional forecasts on 2023 attributable cost of sales and 2023-2024 capital costs.

Attributable Cost of Sales Guidance

	2022 Guidance	2021 Full-Year
	(+/-5%)	Results
Attributable production cost of sales per equivalent ounce sold	$830	$828
Consolidated production cost of sales per equivalent ounce sold	$835	$832
Attributable all-in sustaining cost per equivalent ounce sold	$1,130	$1,138
Attributable all-in sustaining cost per ounce sold on a by-product basis	$1,100	$1,118

Attributable production cost of sales per equivalent ounce sold is expected to be $830 (+/- 5%) for 2022. Attributable production cost of sales per equivalent ounce sold is expected to be higher in the first half of the year and decrease during the second half of the year largely due to the anticipated increase in production.

Kinross’ attributable production cost of sales per equivalent ounce sold outlook for 2023 is expected to be lower compared with 2022, excluding impacts of inflation, mainly due to the planned growth in production.

The Company expects its attributable all-in sustaining cost to be $1,130 (+/- 5%) per equivalent ounce sold for 2022, which is largely in line with 2021 results.

Material assumptions used to forecast 2022 production costs are: a gold price of $1,500 per ounce, a silver price of $20 per ounce, an oil price of $70 per barrel, and foreign exchange rates of 5.00 Brazilian reais to the U.S. dollar, 1.25 Canadian dollars to the U.S. dollar, 70 Russian roubles to the U.S. dollar, 750 Chilean pesos to the U.S. dollar, 5.50 Ghanaian cedis to the U.S. dollar, 35 Mauritanian ouguiyas to the U.S. dollar, and 0.85 U.S. dollars to the Euro.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on attributable production cost of sales per equivalent ounce sold, and specific to the Russian rouble and Brazilian real, a 10% change in these exchange rates would be expected to result in impacts of approximately $25 and $30 on Russian and Brazilian production cost of sales per equivalent ounce sold, respectively. A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on fuel consumption costs on attributable production cost of sales per equivalent ounce sold, and a $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold as a result of a change in royalties.

Capital Expenditures Guidance

Total capital expenditures for 2022 are forecast to be approximately $1,050 million (+/- 5%). Of this amount, sustaining capital expenditures are expected to be approximately $505 million, with non-sustaining capital expenditures of approximately $545 million for the La Coipa Restart (including Puren), Udinsk, Tasiast’s West Branch stripping and 24k project, ESG projects, and other development and growth projects and studies. The capital expenditures guidance is higher than previous estimates mainly due to inflationary pressures, a pull forward of planned spending at Udinsk to de-risk the project schedule, additional stripping at La Coipa with the inclusion of Puren into the project plan, and the inclusion of approximately $50 million for ESG initiatives such as the Tasiast solar power project.

Kinross’ capital expenditures outlook for 2023 and 2024 is expected to be largely in line with 2022 at approximately $1 billion per year. The outlook is based on Kinross’ current baseline production guidance and includes projects such as Udinsk, La Coipa’s Puren deposit and scope changes in the portfolio, which were not included in the Company’s previous multi-year capital expenditure outlook. As Kinross continues to develop and optimize its portfolio, other projects may be incorporated into its capital expenditures, as well as inflation impacts, over the 2023-2024 timeframe. These projects include Manh Choh, which is not included in the 2023 and 2024 capital expenditures outlook.

Other Guidance

The 2022 forecast for exploration is approximately $130 million, all of which is expected to be expensed, and is a $10 million increase from last year’s forecast. The exploration program (greenfields and brownfields) will follow up on 2021’s exploration success, including focusing on the Kupol Synergy Zone of Influence (“KSP”), the 130 kilometre radius around Kupol based on an economic trucking distance to the mill, and starting an underground exploration drift at Round Mountain. The exploration forecast does not include activities planned at the Dixie project in Red Lake, Ontario, pending the expected closing of the Great Bear acquisition.

The 2022 forecast for overhead (general and administrative and business development expenses) is approximately $160 million, which is largely in line with last year’s guidance. The Company has made cost improvements over recent years, with 2022 annual overhead guidance down $45 million over the past five years.

Other operating costs expected to be incurred in 2022 are approximately $125 million (+/- 5%), which are principally due to care and maintenance, reclamation, and pandemic-related mitigation measures.

Based on an assumed gold price of $1,500 per ounce and other budget assumptions, tax expense is expected to be $50 million and taxes paid is expected to be $170 million. Adjusting the Brazilian real and Russian rouble to the respective exchange rates of 5.58 and 74.3 to the U.S. dollar in effect at December 31, 2021, tax expense would be expected to be $105 million. Tax expense is expected to increase by 24% of any profit resulting from higher gold prices. Taxes paid is expected to increase by approximately $20 million for every $100 increase in the realized gold price.

Depreciation, depletion and amortization is forecast to be approximately $400 per Au eq. oz. (+/- 5%).

Interest paid is forecast to be approximately $85 million, which includes $35 million of capitalized interest. The interest paid forecast does not include any interest payment related to the expected financing of the Great Bear acquisition.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

4.PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast 24k

The Tasiast 24k project continues to advance well, with the first phase of the project on schedule to reach sustained throughput of 21,000 tonnes per day by the end of the first quarter of 2022. The power plant started operations in the fourth quarter of 2021 and commissioning is ongoing at a number of facilities that are part of the project’s first phase. The second phase of the project is also progressing well and is on schedule to reach throughput of 24,000 tonnes per day by mid-2023. Engineering for the second phase of the project is 60% complete, with all major equipment purchased and construction of the site’s third leach tank 50% complete.

Tasiast solar project

As part of Kinross’ efforts to reduce its greenhouse gas (“GHG”) emissions, the Company is proceeding with the development of a photovoltaic solar power plant at Tasiast with power generation capacity of 34 MW and a battery system of 18 MW.

The plant is expected to generate positive returns and reduce GHG emissions by up to 50 Kt per year, or approximately 530 Kt over the life of mine, which could save approximately 180 million litres of fuel over the same period. The plant is expected to be integrated with Tasiast’s power generation suite, and provide approximately 20% of the site’s power. Site activities, such as geotechnical drilling for solar panel foundations, is expected to commence in the second quarter of 2022, with the plant scheduled to be completed in the third quarter of 2023. The project is expected to cost approximately $55 million and contribute to the Government of Mauritania’s GHG reduction targets in the country.

La Coipa Restart

The La Coipa Restart project in Chile continued to make excellent progress, with commissioning of the plant commencing in February 2022, on schedule and on budget. The project is currently using lower grade stockpile ore for commissioning, with the plant expected to ramp up over the first half of the year to reach full operating capacity mid-year. Plant refurbishments of critical components are essentially complete, with other ongoing refurbishments planned during the ramp up period. The construction of the mine road has been completed.

Kinross has increased La Coipa’s expected life of mine production by 45% to approximately 1 million gold equivalent ounces, compared with the previous estimate of 690,000 gold equivalent ounces by incorporating the nearby Puren pit into the project and optimizing the Phase 7 mine plan. The increase in production has extended La Coipa’s estimated mine life to early 2026 from 2024. With the positive changes to the mine plan, some ounces expected in 2023 are planned to be deferred into later years due to blending of lower grade Puren ore with Phase 7 ore. Pre-stripping at the main Phase 7 pit continues on schedule, with pre-stripping at Puren expected to start early in the second quarter of 2022.

The Company continues to study other opportunities to further expand La Coipa’s mine plan, including an additional Puren pushback and incorporating other adjacent pits into the project. Kinross has also recently signed a power purchase agreement to supply La Coipa with 100% renewable power to meet its power needs, in line with the Company’s GHG reduction strategy.

As a result of mine plan optimizations, the Company added to La Coipa’s gold and silver mineral reserve estimates. Kinross also added to the project’s gold and silver mineral resource estimates, mainly due to the change in the Company’s silver price assumption for mineral resources from $20 per ounce to $22 per ounce:

●	27,000 gold ounces[2] added to proven and probable reserves and 251,000 gold ounces[2] added to measured and indicated resources;
●	857,000 silver ounces[2] added to proven and probable mineral reserves and 6,588,000 silver ounces[2] added to measured and indicated resources.

Lobo-Marte

After completion of the Lobo-Marte feasibility study last quarter, the Company continues to work on activities related to permitting, and the Environmental Impact Assessment. The timing for Lobo-Marte is dependent on permitting and the conclusion of mining at La Coipa. Should further La Coipa mine life extension opportunities be successful, such as the additional Puren pushback and

2    For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's news release filed with Canadian and U.S. regulators on February 16, 2022.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

incorporating other adjacent pits, Lobo-Marte’s timing is expected to be affected accordingly.

Lobo-Marte provides optionality for Kinross’ long-term portfolio and the Company sees potential to develop the project into a large, low-cost mine. The go-forward decision will depend on a range of factors, including the gold price environment and projections, expected economic returns, and permitting.

Udinsk

The Udinsk feasibility study continues to advance engineering with a focus on design optimization, capital cost updates and trend analysis. The Company has now incorporated the construction of a power line to connect Udinsk to the regional grid as part of the base case feasibility study. In addition to reducing GHG emissions, the power line can potentially improve life of mine costs, project economics, and local power availability in local communities.

The feasibility study is also contemplating mine plan optimizations to enhance value and project economics that may bring incremental capital requirements. These include higher benches to potentially expand the pit and increase mine life, and optimizing plans for roads and the camp.

Capital cost and operating cost input pricing updates, including incorporating potential inflation impacts, will commence late in the first quarter of 2022 and will be completed as engineering designs are finalized and execution planning is completed. Permitting work is also advancing, as well as community engagement activities. The feasibility study is on schedule to be completed in the third quarter of 2022.

Project construction is expected to commence with early work activities in late 2022, and first production is planned for the fourth quarter of 2025, pending a positive development decision.

Exploration work during 2021 has identified several targets that are expected to be tested during 2022.

Manh Choh

At the 70%-owned Manh Choh project, normal course permit applications were submitted at the end of 2021, including an application to the United States Army Corps of Engineers for a permit to disturb wetlands under Section 404 of the Clean Water Act. The public comment period on the wetlands permit ended on February 13, 2022. Feasibility study work is advancing and the Company continues to refine the project plan, including implementing strategies to address potential impacts of inflation and contractor and labour market constraints in Alaska. The feasibility study is on schedule to be completed by the end of 2022 and, subject to permitting, initial production is expected to commence in late 2024.

Kinross is continuing to prioritize transparent engagement with local communities and the Village of Tetlin as it develops the project, building on its long and successful history of safe, responsible mining in Alaska. Manh Choh is expected to generate significant economic benefits for state and local communities, and the project plan minimizes Manh Choh’s environmental footprint by avoiding the construction of a mill and tailings facilities by transporting ore to Fort Knox for processing.

Other developments

Share buyback and dividend

In 2021, Kinross enhanced shareholder returns through its share buyback and quarterly dividend programs, which are underpinned by the Company’s investment grade balance sheet, free cash flow profile and expected production growth. During the past year, Kinross returned a total of $251.3 million in capital to shareholders.

In 2021, the Company repurchased and cancelled 17.6 million of its common shares for $100.2 million and returned a total of $151.1 million in dividends.

Tasiast mill re-start update

Tasiast made excellent progress re-starting the mill in the second half of the year and completed a successful recommissioning with no material mechanical issues encountered. In the fourth quarter of 2021, the site achieved its production target of 15,000 gold equivalent ounces after re-starting the plant processing lower grade stockpile ore. Throughput gradually ramped up during the quarter, with the mill reaching throughput of 19,000-20,000 tonnes per day in January 2022 on a sustained basis.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Agreement with Government of Mauritania

In January 2022, the Company reached an agreement with the Government of Mauritania (“Government”) regarding two licenses located west, east and north of the main Tasiast operation. Kinross has agreed to renew exploration activities at these licenses and has committed to spend $10 million in exploration over the next three years. As part of its commitment, the Company is budgeting $5 million for exploration in 2022 at these licenses.

Round Mountain mine optimization

The Company implemented initiatives to stabilize the wall in 2021, including dewatering and moving waste material from the pit rim. As a result of the mine optimization program, which was initiated in the first quarter of 2021, 938,000 gold ounces at Phase S were converted to proven and probable mineral reserves at year-end 2021 and additional challenges were identified in the west wall of the Phase W area which may affect Round Mountain’s annual production plans post 2024. The program is evaluating further initiatives to enhance wall stability, including shallower pit wall slope angles over a more extensive area, and alternative mine plan opportunities, such as incorporating the Phase S pushback.

The alternative mine plan opportunities also include modified open pit sequencing for Phase W and Phase S and the potential for underground mining for portions of Phase W and Phase X. The Company is planning to construct a drift for underground exploration at Phase X in 2022 after positive exploration results in 2021. Given the mine optimization program’s expanded parameters, results of the analysis are now expected in the second half of 2022.

Great Bear Resources acquisition update

On December 8, 2021, Kinross announced that it had entered into a definitive agreement (“Agreement”) to acquire Great Bear Resources Ltd. (“Great Bear”), which includes the flagship Dixie project located in the prolific Red Lake mining district in Ontario, Canada. The Dixie project has excellent potential to become a top tier deposit that could support a large, long-life mine complex and bolster Kinross’ long-term production outlook.

Under the terms of the Agreement, Kinross has agreed to an upfront payment of approximately $1.4 billion (C$1.8 billion), representing C$29.003 per Great Bear common share on a fully-diluted basis. The upfront payment will be payable at the election of Great Bear shareholders in cash and Kinross common shares subject to pro-ration to a maximum cash consideration of approximately $1.1 billion (C$1.4 billion) and a maximum of approximately 80.7 million Kinross common shares. The Agreement also includes a payment of contingent consideration in the form of contingent value rights that may be exchanged for 0.1330 of a Kinross common share per Great Bear common share. The contingent consideration will be payable in connection with Kinross’ public announcement of commercial production at the Dixie project, provided that a cumulative total of at least 8.5 million gold ounces of mineral reserves and measured and indicated mineral resources are disclosed.

Upon completion of the transaction, Kinross expects to rapidly advance exploration activities at the LP Fault zone, the most significant discovery to date at Dixie. These activities include 200,000 metres of planned drilling in 2022, which is expected to largely focus on infill drilling and multiple other targets. Kinross plans to undertake a comprehensive exploration and development program at the Dixie project which aims to support Kinross’ vision of a quality, high-grade, open-pit mine and a longer-term, sizeable underground mine.

Great Bear security holders approved the Agreement on February 14, 2022, with approximately 98% of the votes cast in favour of the acquisition. The Company received final court approval on February 16, 2022, and the transaction is expected to close during the first quarter of 2022.

3 Based upon the closing price of a Kinross share on the Toronto Stock Exchange as at December 7, 2021.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

5.CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

	Years ended December 31,			2021 vs. 2020		2020 vs. 2019
(in millions, except ounces and per ounce amounts)	2021	2020	2019	Change	% Change	Change	% Change
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	2,083,016	2,383,307	2,527,788	(300,291)	(13%)	(144,481)	(6%)
Sold(b)	2,075,738	2,375,548	2,512,758	(299,810)	(13%)	(137,210)	(5%)

Attributable gold equivalent ounces(a)
Produced(b)	2,067,549	2,366,648	2,507,659	(299,099)	(13%)	(141,011)	(6%)
Sold(b)	2,060,909	2,358,927	2,492,572	(298,018)	(13%)	(133,645)	(5%)

Gold ounces - sold	2,015,068	2,324,324	2,458,839	(309,256)	(13%)	(134,515)	(5%)
Silver ounces - sold (000's)	4,344	4,429	4,636	(85)	(2%)	(207)	(4%)
Average realized gold price per ounce(c)	$1,797	$1,774	$1,392	$23	1%	$382	27%

Financial data
Metal sales	$3,729.4	$4,213.4	$3,497.3	$(484.0)	(11%)	$716.1	20%
Production cost of sales	$1,726.1	$1,725.7	$1,778.9	$0.4	0%	$(53.2)	(3%)
Depreciation, depletion and amortization	$840.9	$842.3	$731.3	$(1.4)	(0%)	$111.0	15%
Impairment charges (reversals) and asset derecognition - net	$144.5	$(650.9)	$(361.8)	$795.4	122%	$(289.1)	(80%)
Operating earnings	$463.6	$1,899.4	$991.1	$(1,435.8)	(76%)	$908.3	92%
Net earnings attributable to common shareholders	$221.2	$1,342.4	$718.6	$(1,121.2)	(84%)	$623.8	87%

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross’ share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(b)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2021 was 71.51:1 (2020 - 86.32:1 and 2019 - 85.99:1).
(c)	“Average realized gold price per ounce” is defined as gold metal sales divided by the total number of gold ounces sold.

Operating Earnings (Loss) by Segment

	Years ended December 31,			2021 vs. 2020		2020 vs. 2019
(in millions)	2021	2020	2019	Change	% Change(c)	Change	% Change (c)
Operating segments
Fort Knox	$91.9	$67.0	$(52.9)	$24.9	37%	119.9	nm
Round Mountain	108.6	286.8	207.3	(178.2)	(62%)	79.5	38%
Bald Mountain	(174.7)	34.6	12.7	(209.3)	nm	21.9	172%
Paracatu	384.4	407.0	492.2	(22.6)	(6%)	(85.2)	(17%)
Kupol(a)	442.7	410.5	281.1	32.2	8%	129.4	46%
Tasiast	(67.0)	504.3	285.1	(571.3)	(113%)	219.2	77%
Chirano	(20.4)	238.1	(7.8)	(258.5)	(109%)	245.9	nm
Non-operating segment
Corporate and other(b)	(301.9)	(48.9)	(226.6)	(253.0)	nm	177.7	78%
Total	$463.6	$1,899.4	$991.1	$(1,435.8)	(76%)	$908.3	92%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)

"Corporate and other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh and Maricunga).

(c)	"nm" means not meaningful.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Mining Operations

Fort Knox (100% ownership and operator) – USA

	Years ended December 31,
	2021	2020	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	34,961	28,568	6,393	22%
Tonnes processed (000's)(a)	37,899	32,150	5,749	18%
Grade (grams/tonne)(b)	0.70	0.65	0.05	8%
Recovery(b)	81.2%	81.4%	(0.2%)	(0%)
Gold equivalent ounces:
Produced	264,283	237,925	26,358	11%
Sold	263,590	238,349	25,241	11%

Financial Data (in millions)
Metal sales	$473.3	$422.9	$50.4	12%
Production cost of sales	267.2	251.3	15.9	6%
Depreciation, depletion and amortization	109.8	97.2	12.6	13%
	96.3	74.4	21.9	29%
Other operating expense	0.7	2.6	(1.9)	(73%)
Exploration and business development	3.7	4.8	(1.1)	(23%)
Segment operating earnings	$91.9	$67.0	$24.9	37%

(a)	Includes 29,840,000 tonnes placed on the heap leach pads during 2021 (2020 - 22,994,000 tonnes).
(b)	Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.20 grams per tonne during 2021 (2020 - 0.21 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2021 vs. 2020

In 2021, tonnes of ore mined increased by 22%, compared to 2020, largely due to planned mine sequencing. During the year, mining activities were focused on mining a higher proportion of leachable ore from Phase 8 East and Phase 9. Tonnes of ore processed in 2021 increased by 18%, compared to 2020, primarily due to the increase in tonnes of ore mined and placed on the heap leach pads, partially offset by lower mill throughput. Mill grades increased by 8% due to mine sequencing. Gold equivalent ounces produced and sold in 2021 each increased by 11%, compared to 2020, due to an increase in ounces recovered from the heap leach pads.

Metal sales increased in 2021 by 12%, compared to 2020, due to the increase in gold equivalent ounces sold and the increase in average metal prices realized. Production cost of sales increased by 6% in 2021, compared to 2020, largely due to an increase in gold equivalent ounces sold, partially offset by the higher proportion of less costly ounces produced from the Barnes Creek heap leach pad. Depreciation, depletion, and amortization increased by 13% in 2021, compared to 2020, due to an increase in gold equivalent ounces sold and an increase in the depreciable asset base largely related to the Gilmore project.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Round Mountain (100% ownership and operator) – USA

	Years ended December 31,
	2021	2020	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	9,680	20,758	(11,078)	(53%)
Tonnes processed (000's)(a)	16,623	23,975	(7,352)	(31%)
Grade (grams/tonne)(b)	0.62	0.83	(0.21)	(25%)
Recovery(b)	77.2%	83.3%	(6.1%)	(7%)
Gold equivalent ounces:
Produced	257,005	324,277	(67,272)	(21%)
Sold	259,941	319,228	(59,287)	(19%)

Financial Data (in millions)
Metal sales	$466.6	$565.5	$(98.9)	(17%)
Production cost of sales	235.9	219.6	16.3	7%
Depreciation, depletion and amortization	65.2	49.6	15.6	31%
	165.5	296.3	(130.8)	(44%)
Other operating expense	51.3	3.9	47.4	nm
Exploration and business development	5.6	5.6	—	0%
Segment operating earnings	$108.6	$286.8	$(178.2)	(62%)

(a)	Includes 12,542,000 tonnes placed on the heap leach pads during 2021 (2020 - 20,151,000 tonnes).
(b)	Amounts represent mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.37 grams per tonne during 2021 (2020 - 0.42 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(c)	"nm" means not meaningful.

The Company acquired its 50% ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. on January 31, 2003. On January 11, 2016, the Company acquired the remaining 50% interest in Round Mountain, along with the Bald Mountain gold mine, from Barrick.

2021 vs. 2020

Tonnes of ore mined in 2021 decreased by 53%, compared to 2020. Mining activities were impacted by precautionary measures taken after wall instability in the north wall of the pit was detected by the site’s comprehensive monitoring system late in the first quarter of 2021. The site deferred mining in the area, which delayed access to Phase W ore and affected production in 2021. Tonnes of ore processed in 2021 decreased by 31%, compared to 2020, due to a decrease in tonnes placed on the heap leach pads. In 2021, mill grades decreased by 25% compared to 2020, due to mine sequencing. Gold equivalent ounces produced and sold decreased by 21% and 19% in 2021, respectively, compared to 2020, primarily due to lower mill grades and the timing of ounces recovered from the heap leach pads. Gold equivalent ounces sold in 2021 were higher than production due to timing of sales.

In 2021, metal sales decreased by 17%, compared to 2020, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales in 2021 increased by 7% compared to 2020, largely due to higher operating waste mined, and increases in royalties and production taxes, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 31% mainly due to an increase in the depreciable asset base, largely related to the completion of Phase W construction, partially offset by the decrease in gold equivalent ounces sold. Other operating expense in 2021 included $50.1 million of costs associated with stabilizing the north wall.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Bald Mountain (100% ownership and operator) – USA

	Years ended December 31,
	2021	2020	Change	% Change(b)
Operating Statistics(a)
Tonnes ore mined (000's)	19,063	18,303	760	4%
Tonnes processed (000's)	19,063	18,303	760	4%
Grade (grams/tonne)	0.51	0.51	—	—
Gold equivalent ounces:
Produced	204,890	191,282	13,608	7%
Sold	196,066	186,549	9,517	5%

Financial Data (in millions)
Metal sales	$352.1	$330.5	$21.6	7%
Production cost of sales	177.5	155.9	21.6	14%
Depreciation, depletion and amortization	195.9	128.3	67.6	53%
Impairment charge and asset derecognition	144.5	—	144.5	nm
	(165.8)	46.3	(212.1)	nm
Other operating expense	1.7	5.2	(3.5)	(67%)
Exploration and business development	7.2	6.5	0.7	11%
Segment operating (loss) earnings	$(174.7)	$34.6	$(209.3)	nm

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	“nm” means not meaningful.

The Company completed the acquisition of 100% of the Bald Mountain open pit mine on January 11, 2016 from Barrick, which includes a large associated land package. On October 2, 2018, the Company acquired the remaining 50% interest in the Bald Mountain exploration joint venture that it did not already own from Barrick, giving Kinross 100% ownership of the Bald Mountain land package.

2021 vs. 2020

Tonnes of ore mined and processed each increased by 4% in 2021, compared to 2020, due to planned mine sequencing. Mining activities shifted to the North Area in the second half of 2021 with the completion of mining in the Vantage pit in August 2021. Grades in 2021 were comparable to 2020. In 2021, gold equivalent ounces produced and sold increased by 7% and 5%, respectively, compared to 2020, due to the timing of ounces recovered from the heap leach pads and timing of sales.

Metal sales in 2021 increased by 7% compared to 2020, due to the increase in gold equivalent ounces sold and the increase in average metal prices realized. Production cost of sales in 2021 increased by 14% compared to 2020, due to the increase in gold equivalent ounces sold, higher operating waste mined and production taxes. Depreciation, depletion and amortization increased by 53% compared to 2020, due to the increases in the depreciable asset base and gold equivalent ounces sold.

During the year ended December 31, 2021, the Company recorded impairment and asset derecognition charges of $144.5 million related to metal inventory and property, plant and equipment at Bald Mountain. The inventory impairment charge of $95.2 million resulted from a reduction in the estimate of recoverable ounces on the Vantage heap leach pad at December 31, 2021 due to the presence of carbonaceous ore. The derecognized property, plant and equipment of $49.3 million was also related to the Vantage heap leach pad. The tax impacts of the impairment and derecognition charges were income tax recoveries of $25.3 million and $13.1 million, respectively. No such charges were recognized in 2020.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Paracatu (100% ownership and operator) – Brazil

	Years ended December 31,
	2021	2020	Change	% Change(a)
Operating Statistics
Tonnes ore mined (000's)	52,379	52,653	(274)	(1%)
Tonnes processed (000's)	60,046	54,255	5,791	11%
Grade (grams/tonne)	0.37	0.42	(0.05)	(12%)
Recovery	76.0%	75.1%	0.9%	1%
Gold equivalent ounces:
Produced	550,560	542,435	8,125	1%
Sold	549,900	541,506	8,394	2%

Financial Data (in millions)
Metal sales	$987.9	$960.7	$27.2	3%
Production cost of sales	412.1	358.9	53.2	15%
Depreciation, depletion and amortization	180.6	183.5	(2.9)	(2%)
	395.2	418.3	(23.1)	(6%)
Other operating expense	9.9	11.3	(1.4)	(12%)
Exploration and business development	0.9	—	0.9	nm
Segment operating earnings	$384.4	$407.0	$(22.6)	(6%)

(a)	"nm" means not meaningful.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, upon the acquisition of TVX Gold Inc. on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

2021 vs. 2020

Tonnes of ore mined decreased slightly in 2021, compared to 2020, largely due to planned mine sequencing. Tonnes of ore processed increased by 11% in 2021, compared to 2020, mainly due to an increase in mill availability. Grades decreased by 12% in 2021, compared to 2020, largely due to planned mine sequencing. Gold equivalent ounces produced and sold increased by 1% and 2% in 2021, respectively, compared to 2020, largely due to higher mill throughput and the timing of ounces processed through the mill, largely offset by the decrease in grades.

Metal sales in 2021 increased by 3%, compared to 2020, due to increases in gold equivalent ounces sold and average metal prices realized. Production cost of sales increased by 15% in 2021, compared to 2020, largely due to increases in gold equivalent ounces sold, operating waste mined, contractor and energy costs, as well as inflationary pressures on consumables, partially offset by favourable foreign exchange movements. Depreciation, depletion and amortization decreased by 2% in 2021, compared to 2020, due to an increase in mineral reserves at the end of 2020.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Kupol (100% ownership and operator) – Russian Federation(a)

	Years ended December 31,
	2021	2020	Change	% Change(d)
Operating Statistics
Tonnes ore mined (000's)(b)	1,280	1,544	(264)	(17%)
Tonnes processed (000's)	1,697	1,704	(7)	(0%)
Grade (grams/tonne):
Gold	8.29	9.17	(0.88)	(10%)
Silver	71.73	68.07	3.66	5%
Recovery:
Gold	95.0%	94.8%	0.2%	0%
Silver	84.9%	85.7%	(0.8%)	(1%)
Gold equivalent ounces:(c)
Produced	481,108	510,743	(29,635)	(6%)
Sold	480,968	510,973	(30,005)	(6%)
Silver ounces:
Produced (000's)	3,329	3,169	160	5%
Sold (000's)	3,322	3,177	145	5%

Financial Data (in millions)
Metal sales	$862.8	$904.6	$(41.8)	(5%)
Production cost of sales	306.2	304.5	1.7	1%
Depreciation, depletion and amortization	70.5	123.5	(53.0)	(43%)
Impairment charges	—	27.8	(27.8)	nm
	486.1	448.8	37.3	8%
Other operating expense	26.7	32.5	(5.8)	(18%)
Exploration and business development	16.7	5.8	10.9	188%
Segment operating earnings	$442.7	$410.5	$32.2	8%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines. Mining activities were completed at Dvoinoye in the fourth quarter of 2020.
(b)	Tonnes of ore mined relates entirely to the Kupol mine during 2021 (2020 included 326,000 tonnes of ore mined from Dvoinoye).
(c)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2021 was 71.51:1 (2020 - 86.32:1).
(d)	“nm" means not meaningful.

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007. The remaining 25% interest was acquired from the State Unitary Enterprise of the Chukotka Autonomous Okrug on April 27, 2011.

2021 vs. 2020

Tonnes of ore mined in 2021 decreased by 17%, compared to 2020, largely due to the completion of mining activities at Dvoinoye in November 2020. Mill grades decreased by 10% in 2021, compared to 2020, consistent with the mine plan. Gold equivalent ounces produced and sold each decreased by 6%, mainly due to lower grades, partially offset by the timing of ounces processed through the mill.

Metal sales in 2021 decreased by 5%, compared to 2020, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales increased slightly in 2021, compared to 2020, mainly due to higher mining costs, largely offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 43% compared to 2020, due to a decrease in the depreciable asset base related to the completion of mining activities at Dvoinoye and the decrease in gold equivalent ounces sold.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Tasiast (100% ownership and operator) – Mauritania

	Years ended December 31,
	2021	2020	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000's)	3,544	4,838	(1,294)	(27%)
Tonnes processed (000's)	3,733	5,349	(1,616)	(30%)
Grade (grams/tonne)(a)	1.69	2.49	(0.80)	(32%)
Recovery(a)	94.1%	94.4%	(0.3%)	(0%)
Gold equivalent ounces:
Produced	170,502	406,509	(236,007)	(58%)
Sold	174,193	403,789	(229,596)	(57%)

Financial Data (in millions)
Metal sales	$314.7	$718.0	$(403.3)	(56%)
Production cost of sales	123.6	235.7	(112.1)	(48%)
Depreciation, depletion and amortization	136.9	191.8	(54.9)	(29%)
Reversals of impairment charges - net	—	(289.2)	289.2	nm
	54.2	579.7	(525.5)	(91%)
Other operating expense	116.9	73.4	43.5	59%
Exploration and business development	4.3	2.0	2.3	115%
Segment operating (loss) earnings	$(67.0)	$504.3	$(571.3)	(113%)

(a)	Amount represents mill grade and recovery only.
(b)	"nm" means not meaningful.

Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. (“Red Back”). The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital, Nouakchott.

2021 vs. 2020

Tonnes of ore mined in 2021 decreased by 27% compared to 2020, primarily due to mine sequencing involving increases in stripping activities in West Branch 4, following the completion of mining in West Branch 3 in the first quarter of 2021. Overall mining rates in the second half of 2021 were impacted as a result of challenges with drilling and blasting. Tonnes of ore processed in 2021 decreased by 30% compared to 2020, due to the temporary suspension of milling operations as a result of the mill fire on June 15, 2021. Milling activities restarted in the fourth quarter of 2021. Mill grades in 2021 decreased by 32%, compared to 2020, mainly due to mine sequencing involving a higher portion of ore milled from stockpile ore. Gold equivalent ounces produced and sold decreased by 58% and 57%, respectively, compared to 2020, primarily due to the temporary suspension of milling operations and lower mill grades. Gold equivalent ounces sold in 2021 were higher than production due to timing of sales.

Metal sales in 2021 decreased by 56%, compared to 2020, due to the decrease in gold equivalent ounces sold. In 2021, production cost of sales decreased by 48%, compared to 2020, primarily due to the decrease in gold equivalent ounces sold as a result of the temporary suspension of milling operations, partially offset by increases in operating waste mined, and contractor and maintenance costs. Depreciation, depletion and amortization decreased by 29%, compared to 2020, primarily due to the decrease in gold equivalent ounces sold, partially offset by an increase in the depreciable asset base, primarily related to the reversal of property, plant and equipment impairment at the end of 2020. In 2021, other operating expense included $59.2 million of costs associated with the temporary suspension of milling operations and mill repair.

At December 31, 2020, the Company recognized a non-cash reversal of previously recorded impairment charges of $299.5 million related to property, plant and equipment, primarily due to an increase in the Company’s estimates of future metal prices, partially offset by impairment charges of $10.3 million to reduce the carrying value of certain supplies inventories to their net realizable value.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Chirano (90% ownership and operator) – Ghana(a)

	Years ended December 31,
	2021	2020	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000's)	3,095	3,053	42	1%
Tonnes processed (000's)	3,433	3,275	158	5%
Grade (grams/tonne)	1.59	1.80	(0.21)	(12%)
Recovery	86.9%	87.9%	(1.0%)	(1%)
Gold equivalent ounces:
Produced	154,668	166,590	(11,922)	(7%)
Sold	148,293	166,207	(17,914)	(11%)
Financial Data (in millions)
Metal sales	$267.0	$295.1	$(28.1)	(10%)
Production cost of sales	201.6	196.1	5.5	3%
Depreciation, depletion and amortization	73.0	58.2	14.8	25%
Reversals of impairment charges - net	—	(204.5)	204.5	nm
	(7.6)	245.3	(252.9)	(103%)
Other operating expense	0.9	(2.2)	3.1	141%
Exploration and business development	11.9	9.4	2.5	27%
Segment operating (loss) earnings	$(20.4)	$238.1	$(258.5)	(109%)

(a)	Operating statistics and financial data are at 100% for all periods.
(b)	"nm" means not meaningful.

Kinross acquired its 90% interest in the Chirano mine on September 17, 2010 upon completing its acquisition of Red Back. Chirano is located in southwestern Ghana, approximately 100 kilometres southwest of Kumasi, Ghana’s second largest city. A 10% carried interest is held by the government of Ghana.

2021 vs. 2020

Tonnes of ore mined in 2021 increased slightly, compared to 2020, primarily due to an increase in ore mined from the Akoti Main and Mamnao open pits, partially offset by lower ore mined from the underground deposits. Tonnes of ore processed increased by 5% compared to 2020, largely due to an increase in mill availability in 2021 compared to 2020. Mill grades decreased by 12% compared to 2020, mainly due to lower grade ore mined at the underground deposits. Gold equivalent ounces produced and sold decreased by 7% and 11%, respectively, compared to 2020, primarily due to the decrease in grade, partially offset by the increase in mill throughput.

In 2021, metal sales decreased by 10%, compared to 2020, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales increased by 3% compared to 2020, mainly due to increases in contractor and energy costs, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 25%, compared to 2020, primarily due to an increase in the depreciable asset base, largely related to the reversal of property, plant and equipment impairment at the end of 2020, partially offset by the increase in mineral reserves and the decrease in gold equivalent ounces sold.

At December 31, 2020, the Company recognized a reversal of previously recorded impairment charges of $204.5 million. The non‐cash impairment reversal related to property, plant and equipment was primarily due to the extension of Chirano’s life of mine to 2025 and an increase in the Company’s estimates of future metal prices.

As previously reported, Kinross’ operating subsidiary Chirano Gold Mines Ltd. (“CGML”), was audited by Ghana’s Ministry of Lands and Natural Resources and the Ghana Mineral Commission pursuant to a country-wide audit of mining activities, including historical mineral sales, exports and related taxes. In connection with this process, CGML received an audit report and provided a comprehensive response clarifying various issues addressed in the report. Following ongoing communications among the parties respecting the audit, the Government of Ghana appointed an ombudsman who provided an independent assessment of the issues addressed in the report. The Government of Ghana established an inter-ministerial committee to review the audit and report issues of concern. CGML continues to cooperate with the relevant agencies and the Government of Ghana in connection with this ongoing process. As part of its cooperative efforts, CGML is exchanging information with the authorities.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Maricunga (100% ownership and operator) – Chile

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema Gold Corporation. During 2016, mining activities at Maricunga were suspended as a result of the imposition of a water curtailment order by Chile’s environmental enforcement authority.

As a result of the suspension of mining and crushing activities at Maricunga in the fourth quarter of 2019, there was no new ore mined and processed in both 2021 and 2020.

In 2021, gold equivalent ounces sold of 2,787 decreased by 69% compared to gold equivalent ounces sold of 8,947 in 2020. No further production is expected while Maricunga continues to sell its remaining finished metals inventories. Metal sales and operating losses were $5.0 million and $17.8 million, respectively, in 2021, compared to metal sales and operating losses of $16.1 million and $12.5 million, respectively, in 2020.

Impairment charges (reversals) and asset derecognition – net

	Years ended December 31,
(in millions)	2021	2020	Change	% Change
Inventories (i)	$95.2	$38.1	$57.1	150%
Property, plant and equipment (ii)	49.3	(689.0)	738.3	107%
	$144.5	$(650.9)	$795.4	122%

i.Inventories

During the year ended December 31, 2021, the Company recognized an impairment charge of $95.2 million related to metal inventory as a result of a reduction in the estimate of recoverable ounces on the Bald Mountain Vantage heap leach pad due to the presence of carbonaceous ore. The tax impact of the impairment was an income tax recovery of $25.3 million.

During the year ended December 31, 2020, the Company recognized impairment charges of $38.1 million to reduce the carrying value of certain materials and supplies inventories to net realizable value.

ii.Property, plant and equipment

During the year ended December 31, 2021, the Company derecognized property, plant and equipment related to the Vantage heap leach pad at Bald Mountain, which resulted in a charge of $49.3 million. The tax impact of the derecognition was an income tax recovery of $13.1 million.

During the year ended December 31, 2020, the Company recorded reversals of previous impairment charges of $689.0 million, related entirely to property, plant and equipment at Tasiast ($299.5 million), Chirano ($204.5 million) and Lobo-Marte ($185.0 million, which includes $48.3 million for the impairment reversal recorded at June 30, 2020). These impairment reversals were mainly a result of increases in the Company’s long-term gold price estimate, the mine life extension at Chirano and the increase in mineral reserves at Lobo-Marte. For Tasiast and Chirano, the reversals were limited to a full reversal of the remaining impairment charges previously recorded. For Lobo-Marte, the reversal represents a partial reversal of the total impairment charges previously recorded. The tax impacts of the impairment reversals at Chirano and Lobo-Marte were income tax expenses of $71.6 million and $4.6 million, respectively. There was no tax impact on the impairment reversal at Tasiast. No impairment charges or reversals were recorded in 2021.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amount of a cash-generating unit (“CGU”) which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Other Operating Expense

	Years ended December 31,
(in millions)	2021	2020	Change	% Change
Other operating expense	$294.6	$186.5	$108.1	58%

In 2021, other operating expense included environmental and other operating expenses for non-operating mining sites of $69.1 million, costs associated with the temporary suspension of milling operations and mill repair at Tasiast of $59.2 million, costs associated with stabilizing the north wall at Round Mountain of $50.1 million, and labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic of $34.8 million.

In 2020, other operating expense included labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic of $64.1 million, costs relating to the temporary suspension of site activities as a result of the Tasiast strike in the second quarter of 2020 of $8.3 million, and environmental and other operating expenses for non-operating mining sites of $46.0 million.

Exploration and Business Development

	Years ended December 31,
(in millions)	2021	2020	Change	% Change
Exploration and business development	$133.1	$92.5	$40.6	44%

Of the total Exploration and business development expense, expenditures on exploration totaled $107.4 million in 2021, an increase compared to $64.5 million in 2020, primarily as a result of increased brownfields exploration activities in North America, Russia and Chirano, and lower than 2021 expectation. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $75.1 million in 2021, compared to $38.4 million in 2020.

Kinross was active on more than 18 mine sites, near-mine and greenfield initiatives in 2021, with a total of 237,136 metres drilled. In 2020, Kinross was active on more than 19 mine sites, near-mine and greenfield initiatives, with a total 170,963 metres drilled.

General and Administrative

	Years ended December 31,
(in millions)	2021	2020	Change	% Change
General and administrative	$126.6	$117.9	$8.7	7%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, the Netherlands, and the Canary Islands.

Other Income – Net

	Years ended December 31,
(in millions)	2021	2020	Change	% Change(a)
Insurance recoveries	$91.1	$10.8	$80.3	nm
Net (losses) gains on dispositions of assets	(9.5)	1.2	(10.7)	nm
Foreign exchange losses - net	(4.7)	(7.3)	2.6	36%
Net non-hedge derivative (losses) gains	(1.0)	1.0	(2.0)	nm
Other - net	3.3	1.7	1.6	94%
Other income (expense) - net	$79.2	$7.4	$71.8	nm

(a)	"nm" means not meaningful.

Other income – net increased to $79.2 million in 2021 from $7.4 million in 2020 largely due to initial insurance recoveries of $90.0 million for the mill fire at Tasiast, of which $28.5 million was received in 2021.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Finance Expense

	Years ended December 31,
(in millions)	2021	2020	Change	% Change
Accretion of reclamation and remediation obligations	$14.2	$23.0	$(8.8)	(38%)
Interest expense, including accretion of lease liabilities	71.5	89.6	(18.1)	(20%)
Finance expense	$85.7	$112.6	$(26.9)	(24%)

Interest expense in 2021 decreased to $71.5 million, compared to $89.6 million in 2020, due to the full repayment of the revolving credit facility in September 2020, and reduced interest resulting from the repayment of senior notes on June 1, 2021. Interest expense capitalized in 2021 was $48.3 million, compared to $49.1 million in 2020.

Income and Mining Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

In 2021, the Company recorded income tax expense of $250.7 million, compared to income tax expense of $439.8 million in 2020. The $250.7 million of income tax expense in 2021 included $24.1 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and the Russian Federation, and additional tax expenses of $49.9 million in respect of the settlement of tax amounts relating to prior years. Income tax expense decreased in 2021 compared to 2020 largely due to lower operating mine profitability compared to 2020. In 2020, the $439.8 million income tax expense included $101.2 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and the Russian Federation, an additional deferred tax expense of $76.2 million related to the reversal of impairment charges at Chirano and Lobo-Marte, as well as $25.4 million net tax benefit from U.S. tax law changes legislated through the U.S. Cares Act. Kinross’ combined federal and provincial statutory tax rate for both 2021 and 2020 was 26.5%.

There are a number of factors that can significantly impact the Company’s effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments.

The Company benefitted from two significant changes in U.S. tax law included in the U.S. CARES Act in 2020. First, $33.1 million of federal Alternative Minimum Tax (“AMT”) credits that were previously expected to be received after 2020, were refunded in 2020. Second, the amendment to U.S. tax law provided for new tax loss carry-back opportunities that created additional federal AMT credits of $73.7 million, which were also refunded in 2020. The carry-back of the U.S. net operating losses also resulted in a net tax benefit of $25.4 million to 2020 tax expense, as a result of the higher federal corporate tax rates applicable in the carry-back period.

On January 1, 2020, the New Tax Code in Mauritania, previously approved and promulgated in April 2019, became effective. In the fourth quarter of 2019, the Mauritanian Tax Agency released draft administrative guidance for comment and held consultative sessions with taxpayers for feedback. Final administrative guidance on the application of the new tax law has not yet been released. On January 10, 2020, the Mauritanian Legislature passed the Financial Law for the Year 2020, amending the 2019 New Tax Code. Based on draft administrative guidance available to date and other analysis, the Company does not expect the New Tax Code to have a material impact on the Company’s ongoing operations in Mauritania. The Company notes that its Mining Convention with the State of Mauritania contains tax stability provisions applicable to its current operations and mining concessions.

Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company.

In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with IFRS.

Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

6.LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Years ended December 31,
(in millions)	2021	2020	Change	% Change(a)
Cash Flow:
Provided from operating activities	$1,135.2	$1,957.6	$(822.4)	(42%)
Used in investing activities	(1,192.6)	(1,249.1)	56.5	5%
Used in financing activities	(623.2)	(67.7)	(555.5)	nm
Effect of exchange rate changes on cash and cash equivalents	1.2	(5.0)	6.2	124%
(Decrease) increase in cash and cash equivalents	(679.4)	635.8	(1,315.2)	nm
Cash and cash equivalents, beginning of period	1,210.9	575.1	635.8	111%
Cash and cash equivalents, end of period	$531.5	$1,210.9	$(679.4)	(56%)

(a)	“nm” means not meaningful.

Cash and cash equivalents balances decreased by $679.4 million in 2021 compared to an increase of $635.8 million in 2020. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

2021 vs. 2020

Net cash flow provided from operating activities decreased by $822.4 million in 2021 compared to 2020, mainly due to the decrease in operating earnings largely related to the temporary suspension of milling operations at Tasiast, higher net taxes paid and unfavourable working capital movements.

Investing Activities

2021 vs. 2020

Net cash flow used in investing activities was $1,192.6 million in 2021, compared to $1,249.1 million in 2020. The primary uses of cash were for capital expenditures of $938.6 million, as well as the final installment of $141.5 million paid for the Chulbatkan license.

The primary use of cash in 2020 was for capital expenditures of $916.1 million and payments for acquisitions of $267.0 million, primarily related to the acquisitions of the Chulbatkan license and a 70% interest in the Manh Choh project.

The following table presents a breakdown of capital expenditures(a) on a cash basis:

	Years ended December 31,
(in millions)	2021	2020	Change	% Change
Operating segments
Fort Knox	$113.1	$138.7	$(25.6)	(18%)
Round Mountain	125.5	159.1	(33.6)	(21%)
Bald Mountain	39.0	103.8	(64.8)	(62%)
Paracatu	127.9	152.3	(24.4)	(16%)
Kupol(b)	26.5	32.7	(6.2)	(19%)
Tasiast	259.4	224.8	34.6	15%
Chirano	39.7	27.2	12.5	46%
Non-operating segment
Corporate and other(c)	207.5	77.5	130.0	168%
Total	$938.6	$916.1	$22.5	2%

(a)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the condensed consolidated statement of cash flows.
(b)	Includes $1.5 million of capital expenditures at Dvoinoye during 2021 (2020 - $2.3 million).
(c)	“Corporate and other” includes corporate and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh and Maricunga).

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

In 2021, capital expenditures increased by $22.5 million, compared to 2020. This increase was a result of increased expenditures for development activities at La Coipa, the feasibility study at Lobo-Marte and the pre-feasibility and feasibility studies at Udinsk, and an increase in capital stripping at Tasiast. These increases were partially offset by reduced capital stripping at Bald Mountain, Round Mountain and Fort Knox.

Financing Activities

2021 vs. 2020

Net cash flow used in financing activities was $623.2 million in 2021, compared to $67.7 million in 2020. In 2021, net cash flow used in financing activities included the $500.0 million repayment of senior notes on June 1, 2021, dividends paid to common shareholders of $151.1 million, payments of $100.2 million for the repurchase and cancellation of shares, and interest paid of $46.9 million. In 2021, the Company drew $200.0 million on its revolving credit facility.

In 2020, the $100.0 million outstanding on the revolving credit facility as at December 31, 2019 was repaid in early February. On March 20, 2020, the Company drew $750.0 million from the $1.5 billion revolving credit facility as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic and repaid $250.0 million of the drawn amount on July 24, 2020 and the remaining $500.0 million balance on September 18, 2020. On April 9, 2020 the Company drew $200.0 million from the Tasiast loan. Total interest paid was $111.0 million in 2020, of which $63.1 million was included in financing activities. The Company declared dividends in September and November 2020, resulting in payments of $75.5 million in the fourth quarter of 2020.

Balance Sheet

	As at December 31,
(in millions)	2021	2020	2019
Cash and cash equivalents	$531.5	$1,210.9	$575.1
Current assets	$1,948.9	$2,449.7	$1,824.7
Total assets	$10,428.1	$10,933.2	$9,076.0
Current liabilities, including current portion of long-term debt	$741.4	$1,348.4	$615.5
Total debt and credit facilities, including current portion	$1,629.9	$1,923.9	$1,837.4
Total liabilities	$3,778.5	$4,270.2	$3,743.4
Common shareholders' equity	$6,580.9	$6,596.5	$5,318.5
Non-controlling interests	$68.7	$66.5	$14.1

At December 31, 2021, Kinross had cash and cash equivalents of $531.5 million, a decrease of $679.4 million from the balance as at December 31, 2020, primarily due to the $500.0 million repayment of senior notes on June 1, 2021, capital expenditures of $938.6 million, the final installment of $141.5 million for the Chulbatkan license paid on January 15, 2021, dividends paid to common shareholders of $151.1 million, and payments of $100.2 million for the repurchase and cancellation of shares related to the NCIB program. These decreases were partially offset by cash flow provided from operating activities of $1,135.2 million. Current assets decreased by $500.8 million to $1,948.9 million mainly due to the decrease in cash and cash equivalents, partially offset by an increase in inventories and accounts receivable. Total assets decreased by $505.1 million to $10,428.1 million mainly due to the decrease in current assets. Current liabilities decreased by $607.0 million to $741.4 million primarily due to the $500.0 million repayment of senior notes and the payment of the final installment for the Chulbatkan license of $141.5 million. Total liabilities decreased by $491.7 million to $3,778.5 million, mainly due to the decrease in current liabilities.

At December 31, 2020, Kinross had cash and cash equivalents of $1,210.9 million, an increase of $635.8 million from the balance as at December 31, 2019, primarily due to net operating cash inflows of $1,957.6 million and a $200.0 million drawdown on the Tasiast loan. These increases were partially offset by $267.0 million of payments for acquisitions made in 2020, primarily for the acquisitions of the Chulbatkan license area and a 70% interest in the Manh Choh project, total interest payments of $111.0 million, net repayments of $100.0 million on the revolving credit facility, and dividends paid of $75.5 million. Current assets increased to $2,449.7 million, from $1,824.7 million mainly due to the increase in cash and cash equivalents. Total assets increased by $1,857.2 million to $10,933.2 million, primarily due to increases in current assets, and in property, plant and equipment, primarily as a result of additions of $1,090.9 million, reversals of impairment charges of $689.0 million, acquisitions of $465.4 million, mainly related to the Chulbatkan license area and a 70% interest in the Manh Choh project, partially offset by depreciation, depletion and amortization of $970.2 million. Current liabilities increased by $732.9 million to $1,348.4 million, mainly due to the $499.7 million increase in the current portion of long-term debt reflecting the reclassification of the senior notes due in September 2021 and the $141.5 million deferred payment obligation

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

related to the final installment of the purchase price of the Chulbatkan license area that was paid on January 15, 2021. Total liabilities increased by $526.8 million, mainly due to the $200.0 million drawdown on the Tasiast loan, increases in deferred tax liabilities, and the increase in deferred payment obligation, as noted above.

As of February 15, 2022, there were 1,244.3 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 3.8 million share purchase options outstanding under its share option plan.

On February 16, 2022, the Board of Directors declared a dividend of $0.03 per common share payable on March 24, 2022 to shareholders of record on March 9, 2022.

Financings and Credit Facilities

Senior notes

The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.

On June 1, 2021, the Company redeemed all outstanding 5.125% senior notes due September 1, 2021, which had an aggregate principal amount of $500.0 million. These notes were redeemed at a redemption price equal to their principal amount outstanding plus accrued and unpaid interest of $6.4 million.

The senior notes (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2024 and 2027, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Revolving credit facility

On July 23, 2021, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date to July 23, 2026.

As at December 31, 2021, the Company had utilized $206.5 million (December 31, 2020 - $7.5 million) of its $1,500.0 million revolving credit facility, of which $6.5 million was used for letters of credit. In 2021, the Company drew down $200.0 million on the revolving credit facility. Subsequent to December 31, 2021, the Company drew $1,100.0 million on the revolving credit facility.

Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2021, interest charges and fees are as follows:

Type of credit
Revolving credit facility	LIBOR plus 1.45%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.290%

The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at December 31, 2021.

Tasiast loan

On December 16, 2019, the Company completed a definitive loan agreement for up to $300.0 million for Tasiast, with the first drawdown of $200.0 million received on April 9, 2020. On December 15, 2021, the agreement was amended to cancel the remaining $100.0 million available to be drawn.

The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38% and a standby fee applicable to unused availability of 1.60%, with semi-annual interest and principal payments to be made in June and December for the term of the loan. Principal repayments of $20.0 million are due in June and December 2022.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

As at December 31, 2021, the Company held $25.0 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in other long-term assets.

Other

The Company has a $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) with a maturity date of June 30, 2022. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2021, $232.3 million (December 31, 2020 - $228.9 million) was utilized under this facility.

In addition, at December 31, 2021, the Company had $180.8 million (December 31, 2020 - $175.6 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks and incur average fees of 0.80%.

As at December 31, 2021, $308.2 million (December 31, 2020 - $290.1 million) of surety bonds were outstanding with respect to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%.

The following table outlines the credit facilities’ utilization and availability:

	As at December 31,
(in millions)	2021	2020
Utilization of revolving credit facility	$(206.5)	$(7.5)
Utilization of EDC facility	(232.3)	(228.9)
Borrowings	$(438.8)	$(236.4)
Available under revolving credit facility	$1,293.5	$1,492.5
Available under EDC credit facility	67.7	71.1
Available credit	$1,361.2	$1,563.6

Total debt of $1,629.9 million as at December 31, 2021 consists of $1,241.9 million related to the senior notes, $200.0 million related to the revolving credit facility, and $188.0 million related to the Tasiast loan. The current portion of this debt relates to the semi-annual principal repayments on the Tasiast loan of $40.0 million due in 2022.

Liquidity Outlook

As at December 31, 2021, the Company has $40.0 million in scheduled principal debt repayments due in the next 12 months relating to the Tasiast loan.

We believe that the Company’s existing cash and cash equivalents balance of $531.5 million, available credit of $1,361.2 million, and expected operating cash flows based on current assumptions (noted in Section 3 - Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 - Outlook), debt repayments noted above, reclamation and remediation obligations, lease liabilities, and working capital requirements currently estimated for the next 12 months. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of additional lenders that include export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Contractual Obligations and Commitments

The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2021:

(in millions)	Total	2022	2023-2026	2027 & thereafter
Long-term debt and credit facilities(a)	$1,650.0	$40.0	$788.0	$822.0
Lease liability obligations	62.8	21.7	30.1	11.0
Operating lease obligations	34.5	17.8	15.5	1.2
Purchase obligations(b)	1,012.6	756.2	248.4	8.0
Reclamation and remediation obligations	1,098.0	42.8	328.5	726.7
Interest and other fees	637.7	89.3	262.7	285.7
Total	$4,495.6	$967.8	$1,673.2	$1,854.6

(a)Debt repayments are based on amounts due pursuant to the terms of existing indebtedness.

(b)	Includes both capital and operating commitments, of which $201.9 million relates to commitments for capital expenditures.

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company’s risk management policy.

The following table provides a summary of derivative contracts outstanding at December 31, 2021 and their respective maturities:

Foreign currency	2022	2023	2024
Brazilian real zero cost collars (in millions of U.S. dollars)	$105.6	$68.4	$27.6
Average put strike (Brazilian real)	4.79	5.13	5.55
Average call strike (Brazilian real)	6.78	7.34	9.01
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$50.4	$15.0	$—
Average rate (Canadian dollar)	1.31	1.29	—
Chilean peso zero cost collars (in millions of U.S. dollars)	$63.6	$42.0	$—
Average put strike (Chilean peso)	760	810	—
Average call strike (Chilean peso)	992	1,040	—
Russian rouble zero cost collars (in millions of U.S. dollars)	$46.8	$33.6	$9.0
Average put strike (Russian rouble)	74.5	76.2	80.0
Average call strike (Russian rouble)	97.5	99.2	104.6
Energy
WTI oil swap contracts (barrels)	1,056,600	565,200	—
Average price	$48.13	$39.58	$—

Subsequent to December 31, 2021, the following new derivative contracts were entered into:

●	$35.5 million Russian rouble zero cost collar contracts with an average put strike of 80.2 and an average call strike of 97.6 maturing from 2022 to 2024; and
●	$1,100.0 million of Canadian dollar forward contracts at an average rate of 1.27, maturing in 2022.

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At December 31, 2021, 4,365,000 TRS units were outstanding.

In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2021 or December 31, 2020.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Fair values of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at December 31,
(in millions)	2021	2020
Asset (liability)
Foreign currency forward and collar contracts	$(4.5)	$(4.3)
Energy swap contracts	40.4	7.6
Total return swap contracts	1.7	(11.0)
	$37.6	$(7.7)

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings.

Sunnyside litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. In addition, the EPA notified SGC that SGC is a potentially responsible party (“PRP”) under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint sought cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which was amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act.

The Utah complaint sought cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases were centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it.

In the fourth quarter of 2020 and first quarter of 2021, SGC and Kinross reached settlements with the Navajo Nation, the State of New Mexico, and the State of Utah. The Court has entered Consent Decrees approving these settlements and dismissed the claims with prejudice. In the second quarter of 2021, SGC and Environmental Restoration dismissed their mutual cross claims with prejudice.

In the first quarter of 2021, the Court granted SGC’s motion for summary judgment against the individual Navajo members based on a statute of repose defense. In April 2021, the Court granted Kinross Gold Corporation and Kinross Gold U.S.A., Inc.’s motion for summary judgment against the individual Navajo members based personal jurisdiction grounds and, subsequently, in July 2021 denied a motion to certify this order for interlocutory appeal. In May 2021, the Court partially granted Kinross Gold Corporation’s motion for summary judgment based on a lack of specific jurisdiction as to the United States’ cross-claims, but granted the United States the right to file a motion asserting personal jurisdiction under alternative grounds. On October 4, 2021, the Court denied the United States’ motion for summary judgment on this alternative ground for personal jurisdiction over Kinross Gold Corporation.

In October 2021, SGC and Kinross reached a settlement in principle with the United States and the State of Colorado. The settlement remains subject to entry of a Consent Decree by the Court approving the settlement after a public comment period closes. The Consent Decree was lodged with the Court on January 20, 2022 and the Federal Register notice inviting public comment was published on January 27, 2022. In addition, SGC and Kinross reached an agreement with the State of Colorado to resolve potential natural resource damage claims with respect to the District based on a payment by SGC of $1.6M. This settlement is subject to entry of a Consent Decree which has been lodged with the Court for approval and a public comment period which has now closed.

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.

Each calendar quarter beginning April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOVs are not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure adequately to capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs’ motion for partial summary judgement as to certain of Crown and KGUSA’s defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion was denied on November 30, 2021.

Guarantor summarized financial information

The obligations of the Company under the senior notes were guaranteed at December 31, 2021 by the following 100% owned and consolidated subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., and White Ice Ventures Limited. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally.

During the year ended December 31, 2021, a change was made to the guarantor subsidiaries such that Red Back Mining (Ghana) Limited and KG Far East (Luxembourg) Sarl were no longer guarantors.

The summarized financial information of Kinross Gold Corporation, as issuer of the senior notes, and the guarantor subsidiaries is presented on a combined basis with intercompany balances and transactions between Kinross Gold Corporation and the guarantor subsidiaries eliminated. Kinross Gold Corporation’s or the guarantor subsidiaries’ equity in the earnings (losses) of and other gains

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

from, intercompany receivables and payables with, and investments in non-guarantor subsidiaries are presented separately in, and have been excluded from, the accompanying supplemental summarized combined financial information. As a result of the change in guarantor subsidiaries noted above, the accompanying supplemental summarized combined financial information for the comparative periods have been recast.

Summarized combined statement of operations information

	Years ended December 31,
(in millions)	2021	2020
Revenue	$2,285.8	$2,288.6
Cost of sales	1,799.3	1,460.8
Gross profit	486.5	827.8
Operating earnings	293.2	670.4
Net earnings before equity in the earnings (losses) of, and other gains from, non- guarantor subsidiaries	187.3	462.5
Equity in the earnings (losses) of, and other gains from, non-guarantor subsidiaries	33.9	879.9
Net earnings	221.2	1,342.4
Net earnings attributable to common shareholders	$221.2	$1,342.4

Summarized combined balance sheet information

	As at December 31,
(in millions)	2021	2020
Current assets	$1,019.5	$1,135.2
Current assets – with non‐guarantor subsidiaries	1,937.9	1,869.4
Non-current assets	3,931.3	4,185.5
Non‐current assets – with non‐guarantor subsidiaries	4,346.2	4,622.8
Current liabilities	428.1	982.8
Current liabilities – with non‐guarantor subsidiaries	618.9	674.1
Non-current liabilities	2,294.8	2,118.4
Non‐current liabilities – with non‐guarantor subsidiaries	1,312.2	1,441.1

7.SUMMARY OF QUARTERLY INFORMATION

	2021				2020
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Metal sales	$879.5	$862.5	$1,000.9	$986.5	$1,195.1	$1,131.3	$1,007.2	$879.8
Net (loss) earnings attributable to common shareholders	$(2.7)	$(44.9)	$119.3	$149.5	$783.3	$240.7	$195.7	$122.7
Basic (loss) earnings per share attributable to common shareholders	$—	$(0.04)	$0.09	$0.12	$0.62	$0.19	$0.16	$0.10
Diluted (loss) earnings per share attributable to common shareholders	$—	$(0.04)	$0.09	$0.12	$0.62	$0.19	$0.15	$0.10
Net cash flow provided from operating activities	$197.3	$269.9	$388.2	$279.8	$681.1	$544.1	$432.8	$299.6

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

During the fourth quarter of 2021, revenue decreased to $879.5 million on total gold equivalent ounces sold of 489,710, compared to $1,195.1 million on sales of 637,169 total gold equivalent ounces during the fourth quarter of 2020, largely related to the temporary suspension of milling operations at Tasiast. The average gold price realized in the fourth quarter of 2021 was $1,797 per ounce compared to $1,875 per ounce in 2020.

Production cost of sales in the fourth quarter of 2021 decreased by 3% compared to the same period in 2020, due to decreases in gold equivalent ounces sold at Tasiast and Round Mountain, partially offset by an increase in gold equivalent ounces sold at Fort Knox, higher operating waste mined and increases in mining costs at Paracatu, and higher operating waste mined at Bald Mountain.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as reversals of impairment charges during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods.

In the fourth quarter of 2021, the Company recorded after-tax impairment and asset derecognition charges of $106.1 million related to metal inventory and property, plant and equipment at Bald Mountain. The after-tax inventory impairment charge of $69.9 million resulted from a reduction in the estimate of recoverable ounces on the Vantage heap leach pad at December 31, 2021 due to the presence of carbonaceous ore. Property, plant and equipment related to the Vantage heap leach pad was also derecognized, resulting in an after-tax charge of $36.2 million. In the fourth quarter of 2020, the Company recorded net, after‐tax, impairment reversals of $564.5 million related to property, plant and equipment at Tasiast, Chirano and Lobo-Marte, and net, after-tax, impairment charges of $32.5 million relating to certain supplies inventories at Kupol and Tasiast. In the second quarter of 2020, the Company recorded an impairment reversal of $48.3 million related to property, plant and equipment at Lobo-Marte.

Net cash flow provided from operating activities decreased to $197.3 million in the fourth quarter of 2021, compared to $681.1 million in the same period in 2020, primarily due to the decrease in operating earnings as a result of the temporary suspension of milling operations at Tasiast, and unfavourable working capital movements.

On September 30, 2020, the Company acquired a 70% interest in the Manh Choh project in Alaska from Royal Gold, Inc. and CORE Alaska, LLC for a total cash consideration of $93.7 million.

8.DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) and those of the Canadian Securities Administrators, Kinross’ management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross’ management evaluated the effectiveness of its internal control over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ internal control over financial reporting was effective as at December 31, 2021.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are disclosed in Note 5 of the audited consolidated financial statements.

Accounting Changes

On May 14, 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment. Details of this accounting change are disclosed in Note 4 of the audited consolidated financial statements.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

10.RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Kinross. The risk factors below may include details of how Kinross seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company’s Annual Information Form for the year ended December 31, 2020, which is available on the Company’s website www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company’s Annual Information Form for the year ended December 31, 2021, which will be filed on SEDAR on or about March 31, 2022.

Gold Price and Silver Price

The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

In 2021, the Company’s average realized gold price increased to $1,797 per ounce from $1,774 per ounce in 2020. If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease substantially and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations, possibly materially. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development and production activities of precious metals mining properties, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards and risks, such as unusual or unexpected formations, faults and other geologic structures, rock bursts, pressures, cave-ins, flooding, pit wall instability or failures, tailings dam failures, ground and slope failures or other conditions, may be encountered in the drilling, processing and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure, such as where insurance cannot be obtained at a reasonable cost. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure,

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that appropriate and cost-effective coverage is obtained.

Environmental Impact and Related Regulatory Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities. Environmental liability may result from activities conducted by others prior to the ownership of a property by Kinross. In addition, Kinross may be liable to third parties for exposure to hazardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims. The costs associated with such responsibilities and liabilities may be substantial. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

Kinross’ operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, imports/exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine closure, mine safety, public health and other matters. The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America. New laws and regulations, amendments to existing laws and regulations, interpretations by Governments, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations is part of the business and requires significant expenditures. Changes in laws and regulations, interpretations or enforcement including those pertaining to taxes, the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross’ operations or substantially increase the costs associated with those operations. Kinross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

In light of tailings dam incidents in Brazil in 2015 and 2019, federal lawmakers have proposed legislation aimed at addressing risks of future tailings dam failures. While there are a variety of measures under consideration, recently approved legislation at the federal and state level includes the potential increase of financial assurance requirements, increased fines and penalties for environmental damages and/or require the Company to further address risks to residents downstream. While regulations are pending on these issues, these laws and regulations may adversely affect Kinross’ operations in Brazil or increase the costs associated with those operations.

Certain operations of the Company are the subject of ongoing regulatory review and evaluation by governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company’s future operations and/or financial condition. For further details refer to Section 6 - Other legal matters.

Reclamation Costs and Financial Assurance

In certain jurisdictions, the Company is required, or may be required in the future, to provide financial assurances covering reclamation costs, cleanup costs or other actual or potential liabilities arising out of its activities or ownership. These costs and liabilities may be significant and may exceed the provisions the Company has made in respect of these costs and liabilities. In some jurisdictions, bonds, letters of credit or other forms of financial assurance are required, or may be required in the future, as security for these costs and liabilities, such as the financial assurances contemplated in Brazil under proposed tailings dam legislation. The amount and nature of financial assurance are dependent upon a number of factors, including the Company’s financial condition, cost estimates and thresholds set by applicable governments or legislation. Kinross may be required to replace or supplement existing financial assurances, or source new financial assurances with more expensive forms, which might include cash deposits, which would reduce its cash available for operating and financing activities. There can be no guarantee that Kinross will be able to maintain or add to its current level of financial assurance or meet the requirements set by regulatory authorities in the future. These new requirements may include, but are not limited to, financial assurances intended to cover potential environmental cleanup costs or potential liabilities associated with the Company’s mine sites, including its tailings facilities and other infrastructure. To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance covering these requirements, it could potentially result in closure of one or more of the Company’s operations, which could have a material adverse effect on the financial condition of the Company.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Outbreak of Infectious Disease or Pandemic

An outbreak of infectious disease, pandemic or a similar public health threat, such as the COVID-19 pandemic, and the response thereto, could adversely impact the Company, both operationally and financially. The global response to the COVID-19 outbreak has resulted in, among other things, border closures, severe travel restrictions and fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments around the world in jurisdictions where the Company operates. Labour shortages due to illness, Company or government imposed isolation programs, or restrictions on the movement of personnel or possible supply chain disruptions could result in a reduction or interruption of the Company’s operations, including mine shutdowns or suspensions. The inability to transport or refine and process the Company’s products could have a material adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition. While the Company’s operations have not been materially impacted to date, there can be no assurance that Kinross will remain unaffected by the current COVID-19 pandemic or potential future health crises. The extent to which COVID-19 and any other pandemic or public health crisis impacts our business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions required to manage COVID-19 or remedy its impact, among others.

Internal Controls

Kinross has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirement of Section 404 of SOX, which requires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the operating effectiveness of Kinross’ internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with SOX. Kinross’ failure to satisfy SOX requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations.

Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with SOX.

Indebtedness and an Inability to Satisfy Repayment Obligations

Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so. Kinross’ level of indebtedness could have important and potentially adverse consequences for its operations and the value of its common shares including: (a) limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness.

Kinross expects to obtain the funds to pay its expenditures and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenant(s), Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Mineral Reserve and Mineral Resource Estimates

Mineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible. Market fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable mineral reserves at Kinross’ mines and development projects were estimated as of December 31, 2021, based upon an assumed gold price of $1,200 per ounce.

Prolonged declines in the market price of gold below this level may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserve estimates. In addition, changes in legislation, permitting or title over land or mineral interests may result in mineral reserves or mineral resources being reclassified or ceasing to meet the definition of mineral reserve or mineral resource. Should such events occur, material write-downs of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow. There is no assurance that Kinross will achieve indicated levels of gold or silver recovery or obtain the prices assumed in determining the mineral reserves.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Kinross’s mineral reserve and resource estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws and other jurisdictions.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Development Projects

Kinross must continually replace and expand its mineral reserves in order to maintain or grow its total mineral reserve base as they are depleted by production at its operations. Similarly, the Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Kinross is dependent on future growth from development projects. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. Development projects are subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits and approvals. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

In addition, as a result of the substantial expenditures involved, development projects are at significant risk of material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental permits and approvals necessary for the operation of a project. The timeline to obtain these permits and approvals and permit requirements, are often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; a lower than expected recovery rate; short term operating factors including relating to the ore mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with development, mining and processing; natural phenomena, such as inclement weather conditions, water availability (such as in Chile), floods, earthquakes, and pandemics; and unexpected labour shortages, strikes or other disruptions. Costs of production may also be affected by a variety of factors, including: ore grade, ore hardness, metallurgy, changing waste-to-ore ratios, labour costs, cost of services, commodities (such as power and fuel) and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross’ control. No assurance can be given that Kinross’ cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition.

Shortages and Price Volatility of Input Commodities, Services and Other Inputs

The Company is dependent on various input commodities (such as diesel fuel, explosives, electricity, natural gas, steel, concrete and cyanide), labour, and equipment (including parts) to conduct its mining operations and development projects. A shortage of, or inability to procure, such input commodities, labour, or equipment or a significant increase in their costs could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile, Brazil and Ghana. Market prices of input commodities can be subject to inflation and volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control. An increase in the cost, or decrease in the availability, of input commodities, labour, or equipment due to factors beyond the Company’s control such as a pandemic or a similar public health threat, may affect the timely conduct and cost of Kinross’ operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations. From time to time, Kinross transacts in energy hedging to reduce the risk associated with fuel price fluctuations.

Uncertainty in the Russian Federation

The Company is subject to the considerations and risks of operating in the Russian Federation. Ongoing political tensions and uncertainties with respect to the Russian Federation (including as a result of the Russian Federation’s foreign policy decisions, including in respect of Ukraine and allegations of cyberattacks) have resulted in the imposition of sectoral and other economic sanctions, and increased the risk that the U.S. and certain other governments may impose further economic, or other, sanctions or penalties on, or may take other actions against, the Russian Federation or on persons and/or companies conducting business in the Russian Federation. There can be no assurance that sanctions or other penalties will not be imposed, or other actions will not be taken, by the Russian Federation, including in response to existing or threatened sanctions or other penalties or actions by the United States, Canada or the European Union and/or other governments against the Russian Federation or persons and/or companies conducting business in the Russian Federation. The imposition of such economic sanctions or other penalties, or such other actions by the Russian Federation and/or other governments, could have a material adverse effect on the Company’s assets and operations.

New laws or regulations, or amendments to current laws and regulations, including the renegotiation or removal of international tax treaties could have a material adverse effect on the Company, increase costs and result in a substantially higher tax burden for the Company’s operations in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of rouble revenues into foreign currency. Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Uncertainty in Mauritania

Kinross is subject to political, economic and security risks which, should they materialize, may adversely affect the Company’s ability to operate its Tasiast mine in Mauritania. These risks include but are not limited to the following: (1) the potential that the government may attempt to renegotiate current mining conventions, revoke existing stability provisions in those conventions or breach those conventions; (2) political instability ; (3) the security situation in the country may deteriorate; (4) a lack of transparency in the operation of the government and development of new laws; (5) the potential for laws and regulations to be inconsistently applied; (6) disputes under the application of the mining convention; (7) potential legal and practical difficulties with enforcement of the mining convention; and (8) inconsistent interpretation and application of tax laws including potential re-assessments of historical tax filings. These issues include, but are not limited to, a process and timetable for payment or offset of VAT refunds owed by the government to the Company, production royalties payable by the Company, the long-term stability in the Company’s relationship with the workers’ union, the availability of duty exonerations for fuel, the application of a clear, comprehensive, legally certain and enforceable VAT exemption for the mining industry, labour force management and flexible labour practices and the timely issuance of work permits for the non-national workforce.

In July 2021 the Company announced that it had signed a definitive agreement with the Government of Mauritania to enhance the parties’ partnership. There can be no assurance that further disputes will not arise between the parties including disputes with respect to the matters addressed by the definitive agreement, or the Company’s mining convention.

U.S. Environmental Liability Risk

In the United States, certain mining wastes from extraction and processing of ores that would otherwise be considered hazardous waste under the RCRA and state law equivalents, are currently exempt from certain U.S. Environmental Protection Agency regulations governing hazardous waste. If mine wastes from the Company’s U.S. mining operations, including those at the Sunnyside Mine (see Section 6 - Other legal matters), are not exempt, and are treated as hazardous waste under the RCRA, material expenditures could be required for waste management and/or the construction of additional waste disposal facilities. In addition, the Company’s activities and ownership interests potentially expose the Company to liability under CERCLA and its state law equivalents. Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility, could be held jointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unpermitted releases of hazardous substances. Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon the Company’s operations, tailings, and waste disposal areas as well as upon mine closure under federal and state environmental laws and regulations, including, without limitation, the U.S. Clean Water Act and state law equivalents. Air emissions in the U.S. are subject to the Clean Air Act and its state equivalents as well. The Company has received notices of violation related to alleged breaches of the waste discharge permit at its Kettle River-Buckhorn site and is currently involved in a related legal action with the State of Washington and an environmental non-governmental organization. There can be no assurance that the Company will not receive further notices, fines or penalties in the future related to its waste discharge permit at Kettle River-Buckhorn. Additionally, the Company is subject to other federal and state environmental laws, and potential claims existing under common law, relating to the operation and closure of the Company’s U.S. mine sites.

Political, Security, Legal and Economic Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, the Russian Federation, Mauritania, Ghana, Finland, and Canada and such operations are exposed to various levels of political, security, legal, economic, health and safety and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; crime, including organized criminal enterprise; thefts, armed robberies and illegal incursions on property (as may occur at Paracatu and Tasiast from time to time) which illegal incursions could result in serious security and operational issues, including the endangerment of life and property; criminal or regulatory investigations, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; unstable governments or political systems; expropriation and nationalization; renegotiation or nullification of existing concessions, conventions, licenses, permits and contracts (including work permits for non-nationals at Tasiast); illegal mining (including at Tasiast and Chirano) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property; adequacy, response and training of local law enforcement; political regime change or instability; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation of funds; restrictions on the movement of personnel or importation of goods and equipment, global health crises or pandemics; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Changes in political leadership or other future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, taxation and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation (including value added and withholding taxes), royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may have a material adverse affect on the financial performance of the Company. Such changes may also affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies from those currently in effect, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations or levels of enforcement and are subject to change from time to time. Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions (such as Brazil and Mauritania) Kinross may be required to pay refundable VAT on certain purchases. There can be no assurance that the Company will be able to collect all, or part, of the amount of VAT refunds which are owed to the Company.

Governmental efforts to increase revenue from taxes and royalties have escalated in recent years. Brazil increased production royalties in 2018 and the State of Nevada increased taxes on gold and silver mining in 2021. The government of Ghana recently undertook an industry-wide audit of mining operations. There can be no assurance that current government royalty and mining tax rates will remain static in future periods. The increasing intensity of government efforts to increase revenues may result in future audits, tax reassessment and claims for increased payments of royalties, income tax, withholding taxes or additional forms of revenue. The results of such audits or reassessments may result in claims, fines or penalties that are material to the Company.

Anti-bribery Legislation

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada), anti-bribery provisions of the Dutch Criminal Code and similar anti-bribery legislation prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Company policies mandate strict compliance with applicable anti-bribery legislation. Kinross operates in jurisdictions that have experienced governmental and private sector corruption to some degree. There can be no assurance that Kinross’ internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Allegations of any violations of anti-bribery legislation may result in costly and time consuming investigations. Violations of such legislation could result in fines or penalties and have a material adverse effect on Kinross’ reputation and social license to operate.

Licenses and Permits

The development projects and operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The authorities may also require a more rigorous and time-consuming assessment of a requested permit than anticipated in the form of an Environmental Impact Statement versus a more streamlined Environmental Assessment. The loss of such permits, the requirements of such permits, third-party challenges to such permits, delays in the permitting process or the inability to obtain such permits may hinder or delay Kinross’ ability to operate and could have a material effect on Kinross’ financial performance and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain or comply with all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times.

Title to Properties, Community Relations and Indigenous Groups

The validity of mining rights, including mining claims which constitute most of Kinross’ property holdings, may, in certain cases, be uncertain and subject to being contested. Kinross’ mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities, local communities and other third parties.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. Operating in such areas may trigger various international and national laws, codes, resolutions, conventions, guidelines, and impose obligations on governments and the Company to respect the rights of indigenous people. These obligations

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

may, among other things, require the government or the Company to consult, or enter into agreements, with communities near the Company’s mines, development projects or exploration activities regarding actions affecting local stakeholders, prior to granting the Company mining rights, permits, approvals or other authorizations.

Consultation and other rights of First Nations or indigenous peoples may require accommodation including undertakings regarding employment, royalty payments, procurement, other financial payments and other matters. This may affect the Company’s ability to acquire effective mineral title, permits or licences in these jurisdictions, including in some parts of Canada, in which title or other rights are claimed by First Nations and other indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions.

There is an increasing level of public concern relating to the perceived effect of mining activities on indigenous communities. The evolving expectations related to human rights, indigenous rights and environmental protection may result in opposition to the Company’s current or future activities. Such opposition may be directed through legal or administrative proceedings, against the government and/or the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against the Company’s activities or against the government’s position. There can be no assurance that these relationships can be successfully managed. Intervention by the aforementioned groups may have a material adverse effect on the Company’s reputation, results of operations and financial performance.

Certain of Kinross’ United States mineral rights consist of unpatented mining claims. Unpatented mining claims present unique title risks due to the rules for validity and the opportunities for third-party challenge. These claims are also subject to legal uncertainty as reflected in the action titled Earthworks, et al. vs. Department of the Interior, et al., which is pending in the Court of Appeals for the D.C. Circuit, and in which a Kinross subsidiary has intervened. In that case, appellants contend that the Bureau of Land Management (“BLM”) issued rules that unlawfully allow mining companies to permit too much acreage for millsites and further contend that the BLM must perform formal mining claim validity determinations and require payment of “fair market value” for the claims rather than annual claims maintenance payments. In November 2021, the Court of Appeals stayed the case indefinitely while the Appellants pursue a rule-making petition with the Department of the Interior. These rights may also be impacted by changes in applicable laws and regulations relating to mining claims in the United States.

Competition

The mineral exploration and mining business is competitive in all of its phases. In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable new producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Arrangements

Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Disclosures about Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to, among other things, various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2022, sensitivity to a 10% change in the gold price is estimated to have an approximate $374 million impact on pre-tax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2022, sensitivity to a 10% change in the silver price is estimated to have an approximate $18 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company’s results of operations and cash flow. The Company’s cash and cash equivalents, as well as some of its long-term debt and credit facilities are subject to variable interest rates.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Hedging Risks

The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver. Kinross’ practice is not to hedge long-term metal sales’ exposures. However, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2021, there were no metal derivative financial instruments outstanding. In addition, Kinross is not subject to margin requirements on any of its hedging lines.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold and silver are sold in the world market in U.S. dollars. The costs of Kinross are incurred principally in Canadian dollars, U.S.dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiyas and Ghanaian cedis. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold and silver production in U.S. dollar terms. Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalents balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and U.S.dollars, they may not always be convertible in the future. The Mauritanian ouguiya and Ghanaian cedis are convertible into Canadian and U.S. dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company’s pre-tax earnings to changes in the U.S. dollar is disclosed in Note 11 of the Company’s financial statements for the year ended December 31, 2021.

Litigation Risk

Legal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross’ financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result Kinross may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings. The Company may become party to disputes governed by the rules of international arbitration. Kinross may also be the subject of legal claims in Canada in respect of its activities in a foreign jurisdiction. In the event of a dispute arising at Kinross’ foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Kinross’ inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Counterparty and Liquidity Risk

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Credit Ratings and Debt Markets

The mining, processing, development, and exploration of Kinross’ properties may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross’ properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross. The Company’s ability to access investment grade debt markets and the related cost of debt financing is dependent upon maintaining investment grade credit ratings. The Company has investment grade credit ratings from Fitch Ratings, Moody’s and Standard & Poor’s. There is no assurance that these credit ratings will remain in effect for any given period of time or that such ratings will not be revised or withdrawn entirely by the rating agencies. Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing. If the Company is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should the Company’s business prospects deteriorate, the ratings currently assigned to the Company by the rating agencies could be downgraded, which could adversely affect the value of the Company’s outstanding securities and existing debt, its ability to obtain new financing on favourable terms, and increase the Company’s borrowing costs.

Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

Although the Company conducts investigations in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with an acquisition proves to be inaccurate. Such liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows.

Global Financial Condition

The volatility and challenges that economies continue to experience around the world continues to affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

●	Volatility in commodity prices and foreign exchange rates;
●	Tightening of credit markets;
●	Counterparty risk; and
●	Volatility in the prices of publicly traded entities.

The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”.

Although tighter credit markets could restrict the ability of certain companies to access capital, to date this has not affected the Company’s liquidity.

As at December 31, 2021, the Company had $1,361.2 million available under its credit facility arrangements. However, tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross’ equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Market Price Risk

Kinross’ common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The price of Kinross’ common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

investment banks with research capabilities; increased political risk or actions by governments in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity.

As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ long-term value. Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Impairment

Goodwill is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU containing goodwill has been reduced below its carrying amount. The carrying value of property, plant and equipment is reviewed at each reporting period end to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the CGU or asset’s recoverable amount is estimated. If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the CGU or asset’s carrying value to its recoverable amount. For property, plant and equipment and other long-lived assets, a previously recognized impairment loss may be reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The recoverable amounts, or fair values, of the Company’s CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control. Kinross’ fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

Climate Risks

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. The changes in legislation and regulation will likely increase the Company’s compliance costs.

In addition, the physical risks of climate change may also have an adverse effect at some of Kinross’ operations. These may include extreme weather events, changes in rainfall patterns, water shortages, and changing temperatures. These physical impacts could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities. These effects may adversely impact the cost, production and financial performance of the Company’s operations.

Operations at Paracatu are dependent on rainfall and river water capture as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rain water and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season.

Accordingly, prolonged periods without adequate rainfall may adversely impact the Company’s operations. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations.

Excessive rainfall or flooding may also adversely affect operations. Excess rainfall can result in operational difficulties including geotechnical instability, increased dewatering demands, and additional water management requirements. Extended periods of above average rainfall at a site may result in increased costs or production disruptions that could have a material effect on Kinross’ financial performance, liquidity and results of operations.

We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Human Resources

Production at Kinross’ mines is dependent upon the efforts of, and maintaining good relationships with, employees of Kinross. Relations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions Kinross carries on business. Adverse changes in such legislation or in the relationship between Kinross and its employees may have a material adverse effect on Kinross’ business, results of operations, and financial condition.

In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. One factor that has contributed to an increased turnover rate is the aging workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected.

In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives are no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-person life insurance with respect to its executives.

Cybersecurity and Data Privacy Risks

The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, “IT systems”), and the IT systems of its vendors and third-party service providers, to operate its business as a whole including mining operations and development projects. IT systems are subject to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, and cyberattacks. In addition, the Company is subject to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross’ operations also depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive expenses to mitigate cybersecurity risks and other IT systems disruptions.

Although Kinross has not experienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company’s mitigation efforts including implementing an IT systems security risk management framework, the risk and exposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and third-party service providers, including IT service providers, may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities.

Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company’s reputation. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

The Company is subject to privacy and data security regulations in several of the jurisdictions that it operates in, such as Canada, Brazil, the United States and the European Union (“EU”). Compliance with such laws, including General Data Protection Regulation in the EU, will affect business conducted in the EU and may also be enforced against entities established outside the EU but processing data of European data subjects. The Company could incur substantial costs in complying with these various national regulations as a result of having to make changes to prior business practices in a manner adverse to our business. Such developments may also require the Company to make system changes and develop new processes, further affecting our compliance costs. In addition, violations of privacy-related regulations can result in significant penalties and reputational harm, which in turn could adversely impact the Company’s business and results of operations.

Refining Capacity

The Company engages third-party refineries to refine doré into good delivery gold and silver bars, which are in turn sold into open markets. The refineries are located in Canada, Switzerland, Russia, India, and the United States. The loss of any one refiner could have a material adverse effect on the Company if alternative refineries are unavailable. There can be no guarantee that alternative refineries would be available if the need for them were to arise or that it would not experience delays or disruptions in sales that would materially and adversely affect results of operations. In addition, the Company has doré inventory at refineries and could incur a loss arising from

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

the refineries’ failure to fulfill their contractual obligations. The Company has legally binding agreements in place for such refining services and also purchases bullion insurance, but there is a risk that a refinery will not satisfy its delivery obligations. In such a case, the Company may pursue all remedies available, as appropriate, to enforce any outstanding delivery obligations. If such delivery obligations are not fulfilled by the refinery, remedied by a court in a specific performance or damages judgment or insurance proceeds are not received, the Company will incur a one-time non-cash charge related to the carrying value of the inventory.

Brazilian Power Plants

The ownership and operation of our Brazilian power plants carry an inherent risk of liability related to public safety, health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We may also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could impact the operation of the power plants and result in additional expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.

Illegal Mining

Illegal mining activities occur near, and occasionally on some of the Company’s properties in Africa and Brazil. Illegal mining is associated with a number of negative impacts, including environmental degradation, human rights abuse, child labour and funding of conflict. In addition, substantial illegal mining activities on the Company’s properties or properties that the Company may seek to acquire in the future may deplete mineral reserves or mineral resources and the economic benefits of those properties. It is difficult for the Company to control illegal mining activities on and around its properties. The Company relies on government support and enforcement to manage illegal mining activities near its operations; however, enforcement is often lacking or inconsistent.

11.SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures and Ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these measures and ratios, together with measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IFRS.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Years ended December 31,
(in millions, except per share amounts)	2021	2020	2019
Net earnings attributable to common shareholders - as reported	$221.2	$1,342.4	$718.6
Adjusting items:
Foreign exchange losses (gains)	4.7	7.3	(0.6)
Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	24.1	101.2	1.6
Taxes in respect of prior periods	86.3	51.3	33.3
Impairment charges (reversals) and asset derecognition - net(a)	144.5	(650.9)	(361.8)
COVID-19 costs(b)	34.8	64.1	—
Tasiast insurance recoveries	(90.0)	—	—
Tasiast mill fire related costs	60.3	—	—
Round Mountain pit wall stabilization costs	50.1	—	—
Mediation settlement provision	42.1	—	—
Tasiast definitive agreement settlement	10.0	—	—
U.S. CARES Act net benefit	—	(25.4)	—
Tasiast strike costs	—	8.3	—
Gain on disposition of royalty portfolio	—	—	(72.7)
Other(c)	19.0	6.8	33.0
Tax effects of the above adjustments	(65.8)	61.7	71.5
	320.1	(375.6)	(295.7)
Adjusted net earnings attributable to common shareholders	$541.3	$966.8	$422.9
Weighted average number of common shares outstanding - Basic	1,259.1	1,257.2	1,252.3
Adjusted net earnings per share	$0.43	$0.77	$0.34
Basic earnings per share attributable to common shareholders	$0.18	$1.07	$0.57

(a)	During the year ended December 31, 2021, the Company recognized impairment and asset derecognition charges of $144.5 million at Bald Mountain, of which $95.2 million related to impairment of metal inventory and $49.3 million related to the derecognition of property, plant and equipment. The tax impacts of the impairment and derecognition charges were income tax recoveries of $25.3 million and $13.1 million, respectively. During the year ended December 31, 2020, the Company recorded non-cash reversals of impairment charges of $689.0 million related to property, plant and equipment at Tasiast, Chirano and Lobo-Marte. The tax impacts on the impairment reversals at Chirano and Lobo-Marte were expenses of $71.6 million and $4.6 million, respectively. In addition, the Company recorded impairment charges of $38.1 million related to certain supplies inventories. During the year ended December 31, 2019, the Company recorded non-cash reversals of impairment charges of $361.8 million related to property, plant and equipment at Paracatu and Tasiast. The tax impact on the impairment reversal at Paracatu was an expense of $68.2 million. There were no tax impacts on the impairment reversals at Tasiast in 2020 and 2019.
(b)	Includes COVID-19 related labour, health and safety, donations and other support program costs.
(c)	Other includes various non-recurring impacts, such as one-time costs at sites, and recurring impacts, such as gains and losses on the sale of assets and hedges, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Free Cash Flow

Free cash flow is a non-GAAP measure and is defined as net cash flow provided from operating activities less capital expenditures. The Company believes that that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow measure is not necessarily indicative of operating earnings or net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of free cash flow for the periods presented:

	Years ended December 31,
(in millions)	2021	2020	2019
Net cash flow provided from operating activities - as reported	$1,135.2	$1,957.6	$1,224.9
Less: Additions to property, plant and equipment	(938.6)	(916.1)	(1,060.2)
Free cash flow	$196.6	$1,041.5	$164.7

Adjusted Operating Cash Flow

Adjusted operating cash flow is a non-GAAP measure and is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Years ended December 31,
(in millions)	2021	2020	2019
Net cash flow provided from operating activities - as reported	$1,135.2	$1,957.6	$1,224.9
Adjusting items:
Tax payments in respect of prior years	—	—	16.7
Working capital changes:
Accounts receivable and other assets	50.0	120.9	64.5
Inventories	86.7	6.8	(53.8)
Accounts payable and other liabilities, including income taxes paid	38.0	(172.6)	(50.8)
	174.7	(44.9)	(23.4)
Adjusted operating cash flow	$1,309.9	$1,912.7	$1,201.5

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Attributable Production Cost of Sales per Equivalent Ounce Sold

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP ratio and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of attributable production cost of sales per equivalent ounce sold for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per equivalent ounce)	2021	2020	2019
Production cost of sales - as reported	$1,726.1	$1,725.7	$1,778.9
Less: portion attributable to Chirano non-controlling interest(a)	(20.2)	(19.6)	(19.0)
Attributable(b) production cost of sales	$1,705.9	$1,706.1	$1,759.9
Gold equivalent ounces sold	2,075,738	2,375,548	2,512,758
Less: portion attributable to Chirano non-controlling interest(c)	(14,829)	(16,621)	(20,186)
Attributable(b) gold equivalent ounces sold	2,060,909	2,358,927	2,492,572
Attributable(b) production cost of sales per equivalent ounce sold	$828	$723	$706
Consolidated production cost of sales per equivalent ounce sold(d)	$832	$726	$708

See page 56 of this MD&A for details of the footnotes referenced within the table above.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2021	2020	2019
Production cost of sales - as reported	$1,726.1	$1,725.7	$1,778.9
Less: portion attributable to Chirano non-controlling interest(a)	(20.2)	(19.6)	(19.0)
Less: attributable(b) silver revenue(e)	(107.9)	(91.0)	(75.1)
Attributable(b) production cost of sales net of silver by-product revenue	$1,598.0	$1,615.1	$1,684.8
Gold ounces sold	2,015,068	2,324,324	2,458,839
Less: portion attributable to Chirano non-controlling interest(c)	(14,806)	(16,589)	(20,161)
Attributable(b) gold ounces sold	2,000,262	2,307,735	2,438,678
Attributable(b) production cost of sales per ounce sold on a by-product basis	$799	$700	$691
Consolidated production cost of sales per equivalent ounce sold(d)	$832	$726	$708

See page 56 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per ounce)	2021	2020	2019
Production cost of sales - as reported	$1,726.1	$1,725.7	$1,778.9
Less: portion attributable to Chirano non-controlling interest (a)	(20.2)	(19.6)	(19.0)
Less: attributable(b) silver revenue(e)	(107.9)	(91.0)	(75.1)
Attributable(b) production cost of sales net of silver by-product revenue	$1,598.0	$1,615.1	$1,684.8
Adjusting items on an attributable(b) basis:
General and administrative(f)	126.6	117.9	123.6
Other operating expense - sustaining(g)	10.6	9.6	24.7
Reclamation and remediation - sustaining(h)	43.2	54.0	48.2
Exploration and business development - sustaining(i)	40.0	48.3	66.0
Additions to property, plant and equipment - sustaining(j)	386.0	373.5	415.1
Lease payments - sustaining(k)	32.8	19.7	12.7
All-in Sustaining Cost on a by-product basis - attributable(b)	$2,237.2	$2,238.1	$2,375.1
Other operating expense - non-sustaining(g)	38.1	55.9	57.0
Reclamation and remediation - non-sustaining(h)	3.4	5.0	6.9
Exploration and business development - non-sustaining(i)	91.3	43.3	46.7
Additions to property, plant and equipment - non-sustaining(j)	544.6	536.9	637.9
Lease payments - non-sustaining(k)	1.0	1.0	1.6
All-in Cost on a by-product basis - attributable(b)	$2,915.6	$2,880.2	$3,125.2
Gold ounces sold	2,015,068	2,324,324	2,458,839
Less: portion attributable to Chirano non-controlling interest (c)	(14,806)	(16,589)	(20,161)
Attributable(b) gold ounces sold	2,000,262	2,307,735	2,438,678
Attributable(b) all-in sustaining cost per ounce sold on a by-product basis	$1,118	$970	$974
Attributable(b) all-in cost per ounce sold on a by-product basis	$1,458	$1,248	$1,282
Consolidated production cost of sales per equivalent ounce sold(d)	$832	$726	$708

See page 56 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per equivalent ounce)	2021	2020	2019
Production cost of sales - as reported	$1,726.1	$1,725.7	$1,778.9
Less: portion attributable to Chirano non-controlling interest (a)	(20.2)	(19.6)	(19.0)
Attributable(b) production cost of sales	$1,705.9	$1,706.1	$1,759.9
Adjusting items on an attributable(b) basis:
General and administrative (f)	126.6	117.9	123.6
Other operating expense - sustaining(g)	10.6	9.6	24.7
Reclamation and remediation - sustaining(h)	43.2	54.0	48.2
Exploration and business development- sustaining(i)	40.0	48.3	66.0
Additions to property, plant and equipment - sustaining(j)	386.0	373.5	415.1
Lease payments - sustaining(k)	32.8	19.7	12.7
All-in Sustaining Cost - attributable(b)	$2,345.1	$2,329.1	$2,450.2
Other operating expense - non-sustaining(g)	38.1	55.9	57.0
Reclamation and remediation - non-sustaining(h)	3.4	5.0	6.9
Exploration and business development - non-sustaining(i)	91.3	43.3	46.7
Additions to property, plant and equipment - non-sustaining(j)	544.6	536.9	637.9
Lease payments - non-sustaining(k)	1.0	1.0	1.6
All-in Cost - attributable(b)	$3,023.5	$2,971.2	$3,200.3
Gold equivalent ounces sold	2,075,738	2,375,548	2,512,758
Less: portion attributable to Chirano non-controlling interest (c)	(14,829)	(16,621)	(20,186)
Attributable(b) gold equivalent ounces sold	2,060,909	2,358,927	2,492,572
Attributable(b) all-in sustaining cost per equivalent ounce sold	$1,138	$987	$983
Attributable(b) all-in cost per equivalent ounce sold	$1,467	$1,260	$1,284
Consolidated production cost of sales per equivalent ounce sold(d)	$832	$726	$708

See page 56 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

(a)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b)	“Attributable” includes Kinross’ share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(c)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(d)	“Consolidated production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(e)	“Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(f)	“General and administrative” expenses is as reported on the consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(g)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(h)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(i)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.
(j)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2021, primarily related to major projects at Tasiast, La Coipa, Udinsk, Fort Knox, and Round Mountain. Non-sustaining capital expenditures during the year ended December 31, 2020, primarily related to major projects at Tasiast, Fort Knox and Round Mountain. Non-sustaining capital expenditures during the year ended December 31, 2019, primarily related to major projects at Tasiast, Round Mountain, Bald Mountain and Fort Knox.
(k)	“Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Outlook”, “Project Updates and New Developments”, “Other Developments” and “Liquidity Outlook” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost of sales, all-in cost, cash flow, free cash flow, expenses and capital expenditures; the declaration, payment and sustainability of the Company’s dividends or share repurchases; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s greenhouse gas emissions reduction targets; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “anticipate”, “believe”, “continue”, “estimates”, “expects”, “explore”, “forecast”, “future”, “growth”, “goal”, “guidance”, “opportunities”, “outlook”, “plan”, “potential”, “progress”, “target” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 30, 2021 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting and development of the Lobo-Marte project; the ramp-up of production at the La Coipa project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions, potential amendments to and enforcement of tax laws in Russia, Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), the modification or revocation of Russia’s international tax treaties, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Manh Choh feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our expectations; (16) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (17) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (18) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 pandemic; (19) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, and the ongoing Sunnyside settlement regarding potential liability under the U.S. Comprehensive Environmental Response Compensation and Liability Act); (20) that the benefits of the definitive agreement with the Government of Mauritania will result in increased stability at the Company’s operations in Mauritania; (21) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; (22) the impacts of the pit wall issues at Round Mountain being consistent with the Company’s expectations; (23) that the Great Bear Resources acquisition will close in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our expectations; (24) the anticipated mineralization of the Dixie Project being consistent with expectations and the potential benefits to Kinross from the project and any upside from the project; and (25) the Company’s estimates regarding the timing of completion of the 21k and 24k projects. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form dated March 31, 2021 and the “Cautionary Statement on Forward-Looking Information” in our greenhouse gas emissions news release dated February 16, 2022. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on attributable production cost of sales per equivalent ounce sold4.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $25 impact on Russian production cost of sales per equivalent ounce sold.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Brazilian production cost of sales per equivalent ounce sold.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on attributable production cost of sales per equivalent ounce sold.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

4 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.